UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of August 2009

HADERA PAPER LTD.
(Translation of Registrant’s Name into English)

P.O. Box 142, Hadera, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F     ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes     ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated August 10 , 2009 with respect to the Registrant’s results of operations for the quarter ended June 30, 2009.

        Attached hereto as Exhibit 2 and incorporated herein by reference is the Registrant’s Management Discussion with respect to the Registrant’s results of operations for the quarter ended June 30, 2009.

        Attached hereto as Exhibit 3 and incorporated herein by reference are the Registrant’s unaudited condensed consolidated financial statements for the quarter ended June 30, 2009.

        Attached hereto as Exhibit 4 and incorporated herein by reference are the unaudited condensed interim consolidated financial statements of Mondi Paper Hadera Ltd. and subsidiaries with respect to the quarter ended June 30, 2009.

        Attached hereto as Exhibit 5 and incorporated herein by reference are the unaudited condensed interim consolidated financial statements of Hogla-Kimberly Ltd. and subsidiaries with respect to the quarter ended June 30, 2009.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HADERA PAPER LTD. (Registrant) By: /s/ Lea Katz —————————————— Lea Katz Corporate Secretary

Dated: August 10, 2009.

EXHIBIT INDEX

Exhibit No.	Description

1.	Press release dated August 10, 2009.

2.	Registrant's management discussion.

3.	Registrant's unaudited condensed consolidated financial statements.

4.	Unaudited condensed interim consolidated financial statements of Mondi Paper Hadera Ltd. and subsidiaries.

5.	Unaudited condensed interim consolidated financial 5. statements of Hogla- Kimberly Ltd. and subsidiaries.

Exhibit 1

NEWS
For Release: IMMEDIATE

Hadera Paper Ltd.
Reports Financial Results for the Second Quarter and Six Months Ended June 30, 2009

Hadera, Israel, August 10, 2009 – Hadera Paper Ltd. (AMEX:AIP) (the “Company” or “Hadera Paper”) today reported financial results for the second quarter and first six months ended June 30, 2009. The Company, its subsidiaries and associated companies – is referred to hereinafter as the “Group”.

Since the Company’s share in the earnings of associated companies constitutes a material component in the Company’s statement of income (primarily on account of its share in the earnings of Mondi Hadera Paper Ltd. (“Mondi Hadera”) and Hogla-Kimberly Ltd. (“H-K”)), before the presentation of the consolidated data below, the aggregate data which include the results of all the companies in the Hadera Paper Group (including the associated companies whose results appear in the financial statements under “earnings from associated companies”) is being presented, without considering the rate of holding therein and net of mutual sales.

Aggregate sales during the reported period amounted to NIS 1,618.8 million, similar to the level of aggregate sales last year.

Aggregate sales in the second quarter this year amounted to NIS 788.8 million, as compared with NIS 771.0 million in the corresponding period last year, and as compared with NIS 830.0 million in the first quarter of the year.

Aggregate operating profit totaled NIS 118.0 million during the reported period, as compared with NIS 111.3 million in the corresponding period last year.

Aggregate operating profit totaled NIS 54.1 million in the second quarter of the year, as compared with NIS 51.5 million in the corresponding quarter last year, and as compared with NIS 63.9 million in the first quarter of the year.

The Consolidated Data set forth below excluding the results of operation of the associated companies: Mondi Hadera, H-K. Consolidated Data include the sales turnover of Carmel Containers Systems Ltd. (“Carmel”) and Frenkel- C.D. Ltd. (“Frenkel- C.D.”) that were consolidated as of September 2008, as a result of the fact that the holding rate in Carmel has increased from 36.2% to 89.3%, and at Frenkel CD, indirectly, from 37.93% to 52.72%.

Commencing January 1, 2009, the company applies IFRS 8, “Operating Segments”, and has accordingly recognized the packaging products and board segment, which includes the operations of Carmel and Frenkel C.D., as a separate segment. The associated companies H-K and Mondi Hadera were also recognized as independent segments. For further details, see page 4 below.

Consolidated sales in the reported period amounted to NIS 434.0 million, as compared to NIS 275.8 million in the corresponding period last year, representing an increase which was due mainly to the first-time consolidation of the data of Carmel and Frenkel C.D. in the reported period, in the amount of approximately NIS 240.1 million.

Consolidated sales in the second quarter, amounted to NIS 204.1 million, as compared with NIS 133.3 million in the corresponding quarter last year.

Operating profit totaled NIS 13.9 million during the reported period, as compared with NIS 30.1 million in the corresponding period last year. The decrease in the operating profits originated from the erosion of selling prices of packaging paper and recycling, the impact of a certain slowdown in operations at some of the companies as a result of the global crisis and its local repercussions, that was offset by the recording of non-recurring revenues on account of a unilateral dividend.

Operating loss amounted to NIS 4.6 million in the second quarter of the year, as compared with operating profit of NIS 12.6 million in the corresponding quarter last year.

Net profit attributed to the Company’s shareholders in amounted to NIS 34.7 million in the reported period, as compared with net profit of NIS 39.3 million in the corresponding period last year, and was affected by the improvement in operating profitability at some of the groups companies in Israel and in Turkey, by the recording of earnings as a result of the distribution of a unilateral dividend on account of the application of a preferred share by an associated company, and by a reduction in the company’s share in the losses on account of the operations in Turkey (KCTR).

The net profit for the second quarter this year amounted to NIS 15.6 million, as compared with a net profit of NIS 18.0 million in the corresponding quarter last year.

Basic earnings per share amounted to NIS 6.86 per share ($1.75 per share) in the reported period, as compared with basic earnings per share of NIS 7.77 per share ($2.32 per share) in the corresponding period last year.
Basic earnings per share amounted to NIS 3.09 per share in the second quarter ($0.79 per share), as compared with earnings of NIS 3.56 per share ($1.06 per share) in the corresponding quarter last year.

The inflation rate during the reported period amounted to 2.1%, as compared with an inflation rate of 2.3% in the corresponding period last year.

The US dollar exchange rate was devaluated by 3.1% during the reporting period, in relation to a revaluation of approximately 12.8% during the corresponding period last year.

Mr. Avi Brener, Chief Executive Officer of the Company said that “The Group manages a wide and relatively diverse portfolio of companies and businesses. This fact is instrumental in dealing with the local and global crisis. The Group’s financial stability, coupled with its efficiency in international terms, in terms of its production lines, energy systems and supply chains, in conjunction with its diverse portfolio consisting primarily of basic consumer goods, are all enabling the company to contend with a difficult and challenging business environment, while preserving its aggregate turnover and while incurring only a limited erosion of the net profit. Alongside the said global financial crisis, the Israeli economy experienced significant fluctuations in foreign currency exchange rates vis-à-vis the NIS, during the reported period. The company’s business portfolio, including its associated companies, is balanced in terms of foreign currency and the level of the company’s exposure to sharp fluctuations in currency rates is therefore low. The decreasing trend in the prices of inputs such as fibers, chemicals and commodities as a result of the global crisis, moderated somewhat during the reported period. This trend allowed for a partial compensation for the slowdown in operations, in both local and export markets. These savings were partially offset as a result of the rising water prices during the reported period. The devaluation of the NIS in relation to the dollar and to the euro, had a negative impact on the company in terms of the imported inputs, while on the other hand, serving to improve the selling prices that previously eroded, in the Company’s main sectors of operation, whose prices are in line with import prices, in US dollars. In facing the global and local economic crisis, the Group managed to align its assets in advance in order to correctly contend, in a focused manner, with the sharp change in the business environment. The Group was quick to formulate, an aggressive program for efficiency and savings in purchasing for all its companies. The plan for Company growth and improving profitability is based on business opportunities in the core sectors in Israel and worldwide and on empowering company operations in terms of development and innovation in the various business sectors, so as to generate new products that will provide a distinct added value for both the businesses and the consumer. The Group also operated in order to intensively manage, in a controlled manner, the operating working capital, while carefully monitoring trade receivables and risk management”.

2

In the reported period, the implementation of the new recycled packaging paper manufacturing network, is progressing as planned and the construction of the machine’s building is advancing in 2009 at the Hadera site, along with installation of the equipment. The new production lines are scheduled to begin operating at full capacity in early 2010, after a startup of several months.

The financial expenses during the reported period amounted to NIS 10.0 million, as compared with NIS 11.1 million in the corresponding period last year.

The company’s share in the earnings of associated companies totaled NIS 34.9 million during the reported period, as compared with NIS 25.8 million in the corresponding period last year.

The following principal changes were recorded in the Company’s share in the earnings of associated companies, in relation to the corresponding period last year:

–	The Company’s share in the net profit of Mondi Hadera Paper (49.9%) decreased by NIS 1.9 million. The decrease in profits originated primarily from the decrease in the operating profit of Mondi, that fell from NIS 17.7 million last year to NIS 15.9 million this year, primarily as a result of the erosion of prices due to imports at dumping prices. The net profit also decreased as a result of an increase in financial expenses during the reported period in relation to last year, primarily on account of the impact of the devaluation of the NIS against the US dollar.

–	The company’s share in the net earnings of Hogla-Kimberly Israel (49.9%) increased by NIS 6.4 million. Hogla’s operating profit grew from NIS 85.1 million to NIS 102.3 million this year. The improved operating profit originated from a quantitative increase in sales, improved selling prices in some of the sectors of operation, the continuing trend of raising the proportion of certain premium products out of the products basket, while innovating products and empowering the Company’s brands, a decrease in the prices of certain company inputs in view of the erosion of global commodity prices, continuing efficiency measures across the company and growing savings in procurement that also contributed significantly to the profit.

3

–	The Company’s share in the losses of KCTR Turkey (49.9%) decreased by NIS 3.6 million. The significant decrease in the loss is attributed primarily to the growth in the volumes of operation that led to the continued reduction in the operating loss, from NIS 20.9 million last year to approximately NIS 14.1 million this year. Moreover, due to the increase in the shareholders’ equity of KCTR through a financial influx from Hogla-Kimberly last year and during the reported period, the bank loans were repaid, while reducing the financial expenses, thereby leading to an additional reduction in the net loss.

As aforementioned, according to IFRS 8, the Company has identified five segments and fields of operation, as follows: (1) The paper and recycling segment – generates revenue from the sale of paper products to paper manufacturing companies as well as from the recycling of paper and cardboard. (2) The office supplies marketing segment – generates revenue from the sale of office supplies to customers. (3) The packaging and cardboard products segment – generates revenue from the sale of packaging and cardboard products to customers. (4) The Hogla Kimberly segment – an associated company that generates revenue from the manufacture and marketing of household paper products, hygiene products, disposable diapers and complementary kitchen products, in Israel and in Turkey. (5) The Mondi Hadera Paper segment – an associated company that generates revenue from the manufacture and marketing of fine paper.

This report contains various forward-looking statements based upon the Board of Directors’ present expectations and estimates regarding the operations and plans of the Group and its business environment. The Company does not guarantee that the future results of operations will coincide with the forward-looking statements and these may in fact differ considerably from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which lie outside the control of the Company as well as certain other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company undertakes no obligation for publicly updating the said forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.

4

Hadera PAPER LTD.
SUMMARY OF RESULTS
(UNAUDITED)
except per share amounts

	2009	2008
	Six months ended June 30,
	NIS IN THOUSANDS (1)

Net sales	434,034	275,786

Net earnings attributed to the Company's shareholders	34,716	39,302

Basic net earnings per share attributed to the Company's shareholders	6.86	7.77

Fully diluted earnings per share attributed to the Company's shareholders	6.86	7.76

	2009	2008
	Three months ended June 30,
	NIS IN THOUSANDS (1)

Net sales	204,153	133,267

Net earnings attributed to the
Company's shareholders	15,637	18,032

Basic net earnings per share
attributed to the Company's
shareholders	3.09	3.56

Fully diluted earnings per share
attributed to the Company's
shareholders	3.09	3.55

(1)     The representative exchange rate at June 30, 2009 was N.I.S. 3.919=$1.00.

Contact:
Lea Katz, Adv.
Corporate Secretary and Chief of Legal Department
Hadera Paper Ltd. Group
Tel:+972-4-6349408
Leak@hadera-paper.co.il

5

Exhibit 2

Hadera Paper Ltd.

Update to Chapter A (Description of the Corporation's Business) of the
Information Presented in the Company's Periodical Report
As of December 31, 2008

Details in accordance with Regulation 39a of the Securities Regulations (Periodic and Immediate Reports), 1970.

Update to Section 2 Chapter A “Corporate operations and description of development of its business”

According to IFRS 8, the Company has identified five segments and fields of operation, as follows:

1.	The paper and recycling segment – generates revenue from the sale of paper products to paper manufacturing companies as well as from the recycling of paper and cardboard.

2.	The office supplies marketing segment – generates revenue from the sale of office supplies to customers.

3.	The packaging and cardboard products segment – generates revenue from the sale of packaging and cardboard products to customers.

4.	The Hogla Kimberly segment – an associated company that generates revenue from the manufacture and marketing of household paper products, hygiene products, disposable diapers and complementary kitchen products, in Israel and in Turkey.

5.	The Mondi Hadera Paper segment – an associated company that generates revenue from the manufacture and marketing of fine paper.

Translation from Hebrew

August 9, 2009

MANAGEMENT DISCUSSION

We are honored to present the consolidated financial statements of the Hadera Paper Group Ltd. (“Hadera Paper” or “The Company”) (formerly – American Israeli Paper Mills – “AIPM”) for the first six months of 2009. The Company, its consolidated subsidiaries and its associated companies – hereinafter: “The Group”.

A.	Description of the Company’s Business

1.	Company Description

Hadera Paper Group deals in the manufacture and sale of packaging paper, corrugated board packaging, consumer product packaging and unique packaging for industry, recycling of paper and plastic waste and in the marketing of office supplies – through subsidiaries. The Company also holds associated companies that deal in the manufacture and marketing of fine paper, in the manufacture and marketing of household paper products, hygiene products, disposable diapers and complementary kitchen products.

The company’s securities are traded on the Tel Aviv Stock Exchange and on the American Stock Exchange, AMEX.

2.	General

a.	Principal Current Operations

1.	The Business Environment

The local financial crisis continued during the reported period as part of the global financial crisis. The increase in unemployment in Israel and worldwide, along with a considerable decrease in investments and credit all served to impair the volume of global demand and commerce in the financial sector, services sector and various consumer goods.

Nevertheless, most economic indicators in the global paper industry currently show that in terms of the volume of demand and price erosion, the paper sector has arrived at the bottom of the global crisis. Expectations on the part of research companies in the global paper sector, along with the estimations of the Hadera Paper Group, indicate initial improvements and renewed growth in the volume of operations and in global paper prices, that will probably be evident by the end of the current year.

The above information pertaining to trends in the paper market and input prices constitutes forward-looking information as defined in the Securities Law, based on the company’s estimates at the date of this report. These estimates may not materialize – in whole or in part – or may materialize in a different manner, inter alia on account of factors that lie outside the control of the company, such as changes in global raw material prices and changes in the supply and demand of global paper products.

2.	Impact of the Business Environment on Company Operations

The Hadera Paper Group manages a wide and relatively diverse portfolio of companies and businesses. This fact is instrumental in dealing with the local and global crisis. The company’s sectors of operation focus on consumer goods and basic inputs that are affected in a relatively limited manner by the repercussions of the global economic and financial crisis. The company’s primary operations in the paper and paper products sector, both in the B2B and in the B2C sectors are exposed to relatively small changes in the volume of demand during crisis periods such as the one currently experienced. The changes in demand for FMCG products, such as paper products and absorbent products, lie in the range between 0% and a 5% decrease, while most of the impact is evident in price competition and in a preference on the part of customers and consumers for attractively priced products.

The company is acting according to a multi-annual business and marketing strategy in terms of Premium products, Value products and Economy products. This fact provides the company with the necessary flexibility in order to protect market share, while preserving the quantitative volume of operations and while optimizing profits.

In light of the above, the company has successfully managed to continue improving its profits despite the challenging business environment in these areas.

In the packaging paper and recycling sector, the reduction in global trade in household electrical appliances, electronics, automotive, textile, furniture and other sectors is serving to lower demand for corrugated board that serves for the packaging of such products. This has led to surplus supply of packaging paper in Europe and worldwide.

The company estimates that since 2008, these products are being imported at dumping prices, primarily from Europe. The company is working to rectify this situation with the Dumping Supervisor at the Ministry of Industry, Trade and Labor.

In the fine paper sector, the impact of the global crisis is evident primarily in the advertising industry. The volume of demand for newsprint paper and fine paper has decreased by a rate of 5% to 10% in the global market.

The reduced demand is creating surplus supply in Europe and worldwide, as fine paper is being imported to Israel at dumping prices since 2008. In this respect, the company is also working with the Dumping Supervisor in order to control imports at these prices.

In the office supplies marketing sector, the crisis has reduced the volume of purchases of most companies in the market as part of their efficiency measures. As part of the implementation of its strategy for encouraging growth, Graffiti has managed to increase its operations in the office supplies marketing sector, despite the shrinking market, while gradually increasing its market share.

To conclude, the group’s financial stability, coupled with the fact that it is an efficient company in international terms, in terms of its production lines, energy systems and supply chains, in conjunction with its diverse portfolio consisting primarily of basic consumer goods, are all enabling the company to contend with a difficult and challenging business environment, while preserving its aggregate turnover and while incurring only a limited erosion of the net profit.

Alongside the said global financial crisis, the Israeli economy experienced significant fluctuations in foreign currency exchange rates vis-à-vis the NIS, during the reported period.

The company’s business portfolio, including its associated companies, is balanced in terms of foreign currency and the level of the company’s exposure to sharp fluctuations in currency rates is therefore low.

These market developments and fluctuations may potentially have adverse effects on the business results of the Company and its investee companies, including an effect on their liquidity, the value of their assets, the ability to divest assets, the state of their business, their financial indicators and standards, their credit rating, ability to distribute dividends, ability to raise financing for their current operations and long-term plans, as well as on their financing terms.

True to the date of publication of the financial statements, there is no material impact as a result of the crisis, on the Company’s business results, its financial soundness or the value of its assets.

The above information constitutes forward-looking information as defined in the Securities Law, based on the company’s estimates at the date of this report. These estimates may not materialize – in whole or in part – or may materialize in a different manner, inter alia on account of factors that lie outside the control of the company, such as the global crisis in credit and banking markets.

As at the date of publication of these financial statements, no material changes have occurred to the Company’s risk management policy.

The decreasing trend in the prices of inputs such as fibers, chemicals and commodities as a result of the global crisis, moderated somewhat during the reported period. This trend allowed for a partial compensation for the slowdown in operations, in both local and export markets. These savings were partially offset as a result of the rising water prices during the reported period by an average rate of 6% in relation to the corresponding period last year. The devaluation of the NIS in relation to the dollar by a rate of approximately 3.1% during the reported period and the devaluation of the NIS in relation to the euro by a rate of approximately 4.5%, had a negative impact on the company in terms of the imported inputs, while on the other hand, serving to improve the selling prices that previously eroded, in the Company’s main sectors of operation, whose prices are in line with import prices, in US dollars.

The US dollar exchange rate was devaluated by 3.1% during the reporting period, in relation to a revaluation of approximately 12.8% during the corresponding period last year.

The inflation rate during the reported period amounted to 2.1%, as compared with an inflation rate of 2.3% in the corresponding period last year.

The above information pertaining to trends in the paper market and input prices constitutes forward-looking information as defined in the Securities Law, based on the company’s estimates at the date of this report. These estimates may not materialize – in whole or in part – or may materialize in a different manner, inter alia on account of factors that lie outside the control of the company, such as changes in global raw material prices and changes in the supply and demand of global paper products.

3.	The Groups Operations Vis-À-Vis the Business Environment

In facing the global and local economic crisis , as reflected by a reduction in investments and credit and by a reduction in demand and global commerce, the Hadera Paper Group managed to align its assets in advance in order to correctly contend, in a focused manner, with the sharp change in the business environment.

Hadera Paper Group is financially sound, possessing efficient production lines on a global scale, along with efficient energy systems and supply chains. First and foremost, the group enjoys a wide and diverse portfolio of companies in businesses that are instrumental in contending with the changing business environment.

Hadera Paper Group was quick to formulate, at an early stage, an aggressive program for efficiency and savings in purchasing for all its companies, across all sectors of operation. During the reported period, most of the Group companies have met their defined objectives, while rendering it possible to compensate for the lower prices dictated by the global crisis, the local slowdown and the imports of fine paper and packaging paper at dumping prices, primarily from Europe. The group companies also operated in order to intensively manage, in a controlled manner, the operating working capital, while carefully monitoring trade receivables and risk management.

The group will continue to focus on the successful implementation of efficiency measures, savings in purchasing and the management of operating capital, while continuing to monitor trade receivable risks later on this year, while also devoting management attention to growth-promoting operations.

Hadera Paper Group is conducting initiatives to gradually encourage demand by increasing institutional and private consumption and while focusing on expanding market share so as to return to growth across most of its businesses.

The group has recently devoted efforts to accelerating business development in international markets for its various products, so as to encourage growth and improve profits. (See Section A(2) A(5.4) Strategic Investment in Turkey – below)

The plan for Company growth and improving profitability is based on business opportunities in the core sectors in Israel and worldwide and on empowering company operations in terms of development and innovation in the various business sectors, so as to generate new products that will provide a distinct added value for both the businesses and the consumer. These efforts, which are focused on the group’s technological center and also on the various companies, have led to the launch of new and upgraded products during the reported period, in both the FMCG and the paper sectors. (See Section A(2) A(5.2) – Innovative Development of High-Quality Recycled Paper – below).

In view of the company’s estimates regarding the continuing imports of paper at dumping prices – primarily from Europe – in both packaging paper and fine paper, the Company has joined Mondi Hadera Paper – an associated company – in appealing to the Dumping Supervisor at the Ministry of Industry, Trade and Labor (hereinafter: “The Supervisor”) and has filed a complaint against the dumping imports of packaging paper from several European countries into Israel. Upon review of the complaint, the Supervisor decided to launch an investigation of this issue. On February 26, 2009, the company announced that the subsidiary Mondi Hadera Paper had filed a complaint to the Supervisor, regarding the dumping imports of fine paper from several European nations to Israel. Upon review of the complaint, the Supervisor decided to launch an investigation of this issue. According to the Company announcement, there is no certainty that the above complaints would be accepted, and the Company is currently unable to estimate the impact of such acceptance on its business results.

The company continued its environmental operations during the reporting period, while upgrading various technological and operating systems in order to expand paper recycling, increase the reuse of processed water and lower noise levels so as to benefit the company employees, the community and to improve the financial results.

The Company has continued to implement its policy for social responsibility and for contributing to the community. The company’s employees and managers at the various sites are all taking an active role in community involvement, in supporting teenagers and primarily in working toward reducing social gaps and in providing equal opportunity for education and for personal accomplishments within the framework of the company and the community.

4.	Principal Current Operations

During the reported period, despite the sharp changes in the business environment, the company managed to preserve the level of its aggregate sales turnover, at the same level as that of the corresponding period last year.

Implementation and Assimilation of Organization-Wide Processes

In the course of the reported period, the Group companies continued to implement and assimilate organization-wide processes that are intended to support the continued growth and increased profitability in organizational development, purchasing, B2B marketing, development and innovation. The gradual and successful implementation of these brands will enable the company to better deal with the challenging business environment, while improving profitability.

5.	Promoting the Strategic Plans

In parallel to the ongoing operations, the Company is working to successfully implement the strategic plans that are intended to lead to continued growth in operations and improved profitability over the coming years:

5.1.	Expanding the recycled packaging paper manufacturing network

The investment in the project for the construction of the new manufacturing network, totaling NIS 690 million was approved on October 15, 2007 by the Company’s Board of Directors. The Company has selected the most highly advanced technologies in this area, from the leading suppliers in the sector, in order to amplify its competitive advantage and potential for profitability in the long term.

The implementation of the project is progressing as planned and subsequent to the signing of the central agreements for the acquisition of the principal equipment for production systems last year, the construction of the machine’s building is advancing in 2009 at the Hadera site, along with installation of the equipment.

The new production lines are scheduled to begin operating at full capacity in early 2010, after a startup of several months.

In parallel, the Amnir subsidiary is continuing to expand the collection of cardboard and newspaper waste and is continuing to accumulate inventories toward the planned operation of the new machine by the beginning of 2010. The company is preparing for increasing the proportion of paper recycling in Israel from the current 26% up to 45% within several years, as part of the demand for the new manufacturing system.

As part of this project, the company is investing in the reorganization of the principal site in Hadera, including an expansion of the energy system and the adaptation of the traffic routes and upgrading of environmental systems, as required. The central building of the machine is also planned to house a visitor center that will serve as the Israeli Center for paper recycling and is intended to educate Israeli youth in the areas of recycling and the environment.

5.2.	Innovative Development of High-Quality Recycled Paper

Over the past year, the packaging paper and recycling segment launched the rapid development of paper types based on 100% recycled fibers, whose superior quality would allow them to replace pulp-based packaging paper in the corrugated board industry in Israel and overseas.

The technological and operational development process is currently in advanced stages and is meant to essentially increase the volume of the potential market for packaging paper for the local corrugated board industry.

The development of new paper types is based on the characterization of fibers, developing and implementing new chemical additives and using advanced manufacturing technologies, both in the existing production lines and in the new production line, to render it possible to gradually launch new products, as early as this year and throughout 2010.

According to the plan, the cost of the new paper types will be competitive as compared with the cost of pulp-based paper and will allow for a gradual improvement in the profitability of the sector. According to laboratory results, indications from the development processes at the production lines and customer commitments regarding the provision of some of the products whose development process has been completed, the probability of success of this venture appears to be relatively high.

During the reported period, the company has started to market these products in the local market as well as in export markets. The expansion of the sales volume of these products is planned for this year.

The above information pertaining to the innovative developments in the paper market constitutes forward-looking information as defined in the Securities Law, based on the company’s estimates at the date of this report. These estimates may not materialize – in whole or in part – or may materialize in a different manner, inter alia on account of completion and development factors that lie outside the control of the company.

5.3.	Development of Export Markets for Packaging Paper

The significant increase in the output capacity of recycled packaging paper by Hadera Paper Group, upon the operation of the new manufacturing system, will allow for an expansion of the Segment’s operations both in Israel and overseas. The process of developing pulp-replacement packaging paper products on the basis of 100% recycled fibers, as mentioned above, will enable the segment to expand the sale of such products for the first time, as a substitute for pulp-based packaging paper in international markets. The new products are planned to be sold at a significant price supplement per ton of paper, as compared with the selling prices of basic paper types.

The development of new paper products, that began in 2008, is enabling the segment to create international business relations for the first time with a network of distributors and marketers, while formulating long-term agreements with international clients.

During the reported period, the company has acted to develop export markets and has reached preliminary agreements with several agents operating in various countries and in Europe for the distribution and marketing of various types of packaging paper. This operation has already started and will expand gradually in the course of the year.

Initial reactions overseas as regards the quality of the types of paper provided are good and it appears that this significant business and technological development will render it possible to diversify the segment’s portfolio of products and markets, while serving as a basis for accelerating growth and profitability.

The above information pertaining to development of innovative products and development of export markets for packaging paper constitutes forward-looking information as defined in the Securities Law, based on the company’s estimates at the date of this report. These estimates may not materialize – in whole or in part – or may materialize in a different manner, inter alia on account of factors that lie outside the control of the company, such as changes in global raw material prices and changes in the supply and demand of global paper products.

5.4.	The Strategic Investment in Turkey

In 2008, Kimberly Clark Turkey, KCTR, a wholly-owned Hogla Kimberly subsidiary (49.9% of which is held by the company) – continued to implement its strategic plan GBP – (Global Business Plan) that was formulated together with the international partner, Kimberly Clark. The plan is intended to introduce Kimberly Clark’s global brands to Turkey, on the basis of local manufacturing. If fully implemented, KCTR is expected to grow to become a company with annual sales in the area of $300 million, by 2015.

The KCTR turnover totaled NIS 262.8 million during the reported period, as compared with NIS 195.8 million in the corresponding period last year, representing growth of 34.2%.

During the reported period, the company continued to empower its brands and especially the Huggies and Kotex brands, while realizing constant growth in both market share and rising awareness toward the company’s products. In parallel, the volume of exports to Kimberly-Clark in various other countries in Europe and Africa also increased.

During the reported period, the company received two Effie awards for marketing in Turkey, serving as an indication of marketing professionalism in the launch and build up of the brands.

The Company’s continuing marketing and advertising operations are being felt in the gradual strengthening of the brands, as expressed by consumer studies that are being conducted regularly, alongside consistent growth in sales, while curtailing the operating loss and a considerable reduction in the Company’s net loss.

As part of the strategic plan, the Company intends to continue its marketing and sales promotion efforts, while launching new products that will support the establishment of the brands and the creation of customer loyalty.

In the course of the reported period, the Company continued to promote the collaboration with Unilever and expanded the number of points of sale in the Turkish market that sell KCTR brands.

In parallel, the company has started marketing its products to BIM, the largest supermarket chain in Turkey.

The continuing high level of competition in the markets where the company is working to introduce and penetrate its brands calls for regular and significant investments in advertising and sales promotion.

All of the expenses detailed above associated with the penetration of products, advertising, expansion of the distribution network and more – are regularly recorded as an expenditure in the KCTR statements of income. KCTR recorded an operating loss of NIS 14.1 million (approximately $3.5 million) in the reported period, as compared with NIS 20.9 million (approximately $6.2 million) in the corresponding period last year.

The continued implementation of the strategic business plan, while strengthening the brands and recording a gradual growth in the Unilever distribution and sales platforms, in combination with increased exports and continuing cost reductions at the diaper plant – have rendered it possible to maintain the trend of improving operating profit, while reducing the operating loss for the ninth consecutive quarter – as mentioned above.

The above information pertaining to the KCTR business plans and their implementation constitutes forward-looking information as defined in the securities law, based on the company’s estimates at the date of this report. These estimates may not materialize – in whole or in part – or may materialize in a different manner, inter alia on account of factors that lie outside the control of the company, such as market conditions, legislation and various costs.

5.5.	New Power Plant

The new power plant project, intended to supply steam and electricity to the production system in Hadera and to sell surplus electricity to Israel Electric Company (IEC) and/or to private consumers, is on hold, awaiting the business stabilization of potential gas sources in order to conclude the contract to acquire the required gas at a price range that would allow the Company to be competitive with expected IEC rates. Due to the delay in finalizing the engagement for the purchase of gas as mentioned above, is not possible to meet the milestones set in the contingent production license held by the company. During this waiting stage, the company has decided not to request an extension of the license and will instead acts to renew the license once progress is made in the purchase of gas for the power plant.

The discovery of natural gas at the Tamar 1 and especially at the Dalit 1 sites off the coast at Hadera, along with the progress being made with the Egyptian gas franchise holder (EMG) in the additional franchise holder Yam-Tethys – all serve to increase the probability of the reawakening of negotiations and the restart of the project.

The above information pertaining to trends in the energy sector, based on natural gas, constitutes forward-looking information as defined in the Securities Law, based on the Company’s estimates at the date of this report. These estimates may not materialize – in whole or in part – or may materialize in a different manner, inter alia on account of factors that lie outside the control of the company, such as the size of the actual gas reservoir, as well as changes in gas prices worldwide.

B.	Results of Operations

1.	Aggregate Data

Regarding the consolidated data, see Section C(5), below.

Since the Company’s share in the earnings of associated companies constitutes a material component in the company’s statement of income (primarily on account of its share in the earnings of Mondi Business Hadera PaperLtd. [Mondi Hadera] and Hogla-Kimberly Ltd.), before the presentation of the consolidated data below, we also present the aggregate data which include the results of all the companies in the Hadera Paper Group (including the associated companies whose results appear in the financial statements under “earnings from associated companies”), without considering the rate of holding therein and net of mutual sales.

Aggregate Data

The aggregate sales during the reported period amounted to NIS 1,618.8 million, similar to the level of aggregate sales last year.

The aggregate sales in the second quarter this year amounted to NIS 788.8 million, as compared with NIS 771.0 million in the corresponding period last year, representing growth of approximately 2.3% and as compared with NIS 830.0 million in the first quarter of the year.

The aggregate operating profit totaled NIS 118.0 million during the reported period, as compared with NIS 111.3 million in the corresponding period last year, representing growth of approximately 6.0%.

The aggregate operating profit totaled NIS 54.1 million in the second quarter of the year, as compared with NIS 51.5 million in the corresponding quarter last year, representing growth of 5.0% and as compared with NIS 63.9 million in the first quarter of the year.

The growth in the aggregate operating profit, despite the erosion of prices at some of the companies, originates from the improved growth and profits in the group operations in consumer goods, the continued growth in approved profitability at Hogla Kimberly in Israel and the continuing reduction in the operating loss in Turkey, coupled with non-recurring income on account of a unilateral dividend at an associated company.

For the operations in Turkey – see also Section C(5)7 below – Company’s share in the earnings of associated companies.

2.	Details of the Various Operations

1.	Hogla-Kimberly (Household Products Segment)

The sales turnover of Hogla-Kimberly Israel amounted to approximately NIS 626 million in the reported period, as compared with approximately NIS 608.1 million in the corresponding period last year, representing an increase of 2.9%.

The increase in sales over the corresponding period last year was primarily attributed to a quantitative increase, resulting from the ongoing expansion of market shares alongside the market growth, which was partly offset by the decrease in selling prices and the reduced market share in certain categories of premium products.

Sales in the second quarter of the year amounted to NIS 302.1 million, as compared with NIS 298.0 million in the corresponding quarter last year and NIS 323.9 million in the first quarter of the year. The decrease in comparison with the previous quarter is due to seasonality.

The operating profit of Hogla-Kimberly Israel amounted to approximately NIS 102.3 million in the reported period, as compared with approximately NIS 85.1 million in the corresponding period last year, representing an increase of 20.2%.

The improvement in the operating profit in comparison to last year was due to the aforesaid increase in the quantities sold and the implementation of efficiency measures, alongside a significant increase in the output of some of the company’s manufacturing facilities and the global decrease in input prices, which has significantly contributed to the improvement in the profit.

The operating profit for the second quarter of the year amounted to NIS 54.4 million, as compared with NIS 44.0 million in the corresponding quarter last year and as compared with NIS 47.9 million in the first quarter of the year, despite the revaluation of the dollar that partly offset part of the decrease in NIS-denominated input prices.

The sales turnover of KCTR , Hogla-Kimberly’s subsidiary operating in Turkey, amounted to approximately NIS 262.8 million (approximately $64.6 million) in the reported period, as compared with approximately NIS 195.8 million (approximately $55.6 million) in the corresponding period last year.

KCTR’s strategic cooperation agreement with Unilever, under which Unilever carries out the selling, distribution and collection activities nationwide, with the exception of retail chains to which KCTR continues to sell independently, continues to expand the customer base and to bring about the resulting increase in sales and enhancement of the Huggies and Kotex brands.

See also section A(2)a(5.4) above with respect to the strategic investment in Turkey.

2.	Mondi Hadera Paper (Mondi Hadera – Fine Paper)

The sales turnover of fine paper amounted to NIS 343.6 million in the reported period, as compared with NIS 383.2 million in the corresponding period last year, representing a decrease of 10.3%. The sales turnover of fine paper in the second quarter of 2009 amounted to NIS 161.6 million, as compared with NIS 178.1 million in the corresponding period last year, representing a decrease of 9.3%, and as compared with NIS 182.0 million in the first quarter of 2009, representing a decrease of 11.2%.

The operating profit of Mondi Hadera amounted to NIS 15.9 million in the reported period, as compared with an operating profit of NIS 17.7 million in the corresponding period last year. In the second quarter of 2009, Mondi Hadera’s operating profit amounted to NIS 10.5 million, as compared with an operating profit of NIS 8.0 million in the corresponding quarter last year and as compared with NIS 5.4 million in the first quarter of 2009.

In the second quarter of the year, selling prices in Israel decreased by 5.2% as compared with the first quarter of the year, primarily due to the dumping prices of paper imported by competitors, that reached bottom levels as a result of paper surpluses created by the recession in Europe. The erosion of prices in the local market is more acute than in the European market, where attempts are made by the manufacturers to maintain a certain level of prices.

During the quarter, the prices of pulp dropped by 14.2% in dollar terms, thereby offsetting the effect of the reduction in selling prices.

3.	Carmel Container Systems

The aggregate sales turnover of Carmel Container Systems (including Frenkel C.D.) amounted to NIS 243.7 million in the first half of 2009, as compared with NIS 266.1 million in the corresponding period last year (a decrease of 9.2%).

In the first half of 2009, the consolidated sales turnover of Carmel Container Systems amounted to NIS 196.1 million, as compared with NIS 217.1 million in the corresponding period last year (a decrease of 9.7%).

The decrease in the volume of sales is primarily attributed to the downturn in the local market and in the high-tech market as a result of the global crisis and as a result of customer attrition in the boards and slaughterhouse sectors in favor of competitors, which was offset by the quantitative increase in sales to the agricultural sector in relation with the corresponding period last year.

The consolidated operating profit of Carmel Container Systems amounted to NIS 4.7 million in the reported period, as compared with an operating loss of NIS 1.6 million in the corresponding period last year. The improvement in Carmel’s operating profit is due to the decrease in input prices and the implementation of an aggressive efficiency program that compensated for the erosion in the quantities sold and in the selling prices.

The aggregate operating profit of Carmel Container Systems (including Frenkel C.D.) amounted to NIS 4.6 million in the reported period, as compared with an operating loss of NIS 0.6 million in the corresponding period last year.

4.	Packaging Paper and Recycling

The sales turnover of the Packaging Paper and Recycling Segment amounted to NIS 162.2 million in the reported period, as compared with NIS 215.0 million in the corresponding period last year. The segment’s sales turnover in the second quarter totaled NIS 81.7 million, as compared with NIS 105.5 million in the corresponding quarter last year and NIS 80.5 million in the first quarter of the year.

The decrease in the sales turnover was partly due to the quantitative decrease in sales, both as a result of the downturn in the local market and the sharp reduction of inventories by manufacturers of corrugated board as a means to improve their cash flows. Sales were also affected by the preparations for the development of new markets overseas, the reduction in selling prices at Amnir and in the packaging paper segment, and the effect of dumping prices of paper since the import from Europe (with respect to dumping and counteractions, see Section A(2) A(3), above).

The segment concluded the first half of 2009 with an operating loss of approximately NIS 7.9 million, as compared with an operating profit of NIS 27.2 million in the corresponding period last year. The segment’s operating loss in the second quarter of the year amounted to NIS 8.1 million, as compared with an operating profit of NIS 10.3 million in the corresponding quarter last year and NIS 0.2 million in the first quarter of the year.

The deterioration in the operating profit in the reported period is primarily attributed to the aforesaid decrease in quantities sold and the reduction in selling prices caused by dumping. Consequently, extensive efficiency measures have been implemented at Amnir, both at the packaging paper plant and at the plastic recycling plant, which significantly offset the substantial loss incurred by the paper segment.

5.	Graffiti Office Supplies & Paper Marketing

Graffiti’s sales turnover during the reported period amounted to NIS 69.2 million as compared with NIS 60.9 million in the corresponding period last year, representing an increase of 13.6%.

In the reported period, Graffiti recorded an operating profit of NIS 1.2 million, as compared to an operating profit of NIS 1.4 million in the corresponding period last year. The decrease in the operating profit in the reported period was due mainly to the increase in the Yavne Pitango customer portfolio amortization expenses and to the increase in selling and marketing expenses, all as part of the preparations for the company’s planned accelerated growth in this market.

At the beginning of August 2008, Graffiti purchased the operations of Yavne Pitango 2000 (1994) Ltd., which was also engaged in the marketing of office equipment and supplies to businesses and institutions in Northern Israel. The sales turnover of Yavne Pitango shortly before the execution of the transaction was estimated at NIS 20 million. The additional sales by Graffiti resulting from the operations of Yavne Pitango in the reported period amounted to approximately NIS 8.4 million.

Graffiti continues to grow in the marketing of office supplies to businesses market and is taking several courses of action in order to establish its position as a leader in this market:

a.	Graffiti is constantly working to improve the procurement network, with an emphasis on imports from the Far-East that will serve to significantly reduce purchasing costs, aiming to improve the gross and operating profitability.

b.	In 2010, Graffiti, together with other companies in the group, is scheduled to relocate to a modern distribution center, which would allow to significantly cut operating costs, while enabling continued growth in sales and profit.

c.	In the reported period, Graffiti continued the development of the IT platform that will enable the acceleration of growth and profit alongside the improvement of customer service, in complement to the transfer to the new and modern distribution site.

C.	Analysis of the Company’s Financial Situation

Commencing January 1, 2009, the company applies International Financial Reporting Standard (IFRS) No. 8, “Operating Segments”, and has accordingly recognized the packaging products and board segment, which includes the operations of Carmel Container Systems and Frenkel C.D., as a separate segment. The associated companies Hogla-Kimberly and Mondi Hadera were also recognized as independent segments (for further details, see Note 9 to the financial statements). Please note that the following analysis of financial results relates to the companies that are consolidated in the results of Hadera Paper and is affected by the adoption of the Standard mentioned above.

Starting September 1, 2008, the financial statements of Carmel and Frenkel CD Ltd. (an associated company of Carmel’s and of the Company), are being consolidated within the Company’s financial statements, as a result of the fact that the holding rate in Carmel has increased from 36.2% to 89.3%, and at Frenkel CD, indirectly, from 37.93% to 52.72% (for details see Note 15 to the annual financial statements as at December 31, 2008).

—	The cash and cash equivalents item rose from NIS 5.6 million on June 30, 2008 to NIS 16.5 million on June 30, 2009.

—	Designated Deposits increased from NIS 67.1 million as at June 30, 2008 to NIS 96.9 million as at June 30, 2009. The increase in deposits stems from the company’s preparation for the purchase of equipment and fixed assets for the Machine 8 Project.

—	Trade receivables relating to the packaging paper and recycling segment decreased from NIS 119.3 million as at June 30, 2008 to NIS 71.7 million as at June 30, 2009. This decrease is due to the erosion of prices as a result of paper imported at dumping prices, a quantitative decrease in sales (mainly in April) and the change in the composition of markets in which the company sells its products. In the packaging products and board segment, trade receivables totaled NIS 177.7 million as at June 30, 2009. Accounts receivable for the office supplies marketing sector rose from NIS 39.9 million as at June 30, 2008 to NIS 44.6 million, as at June 30, 2009, as a result of growth in the volume of operations.

—	Other accounts receivables relating to the packaging paper and recycling segment decreased from NIS 93.2 million as at June 30, 2008 to NIS 91.3 million as at June 30, 2009. In the packaging products and cardboard segment, other receivables totaled NIS 2.8 million as at June 30, 2009. Other accounts receivables relating to the marketing of office supplies segment decreased from NIS 3.8 million as at June 30, 2008 to NIS 2.7 million as at June 30, 2009.

—	Inventories of the packaging paper and recycling segment increased from NIS 51.1 million as at June 30, 2008 to NIS 78.3 million as at June 30, 2009. This increase is primarily attributed to the continuing increase in the inventories of wastepaper as part of Amnir’s preparation for the transition to the new packaging paper machine, the development of export markets and the securing of paper availability for overseas shipment. In the packaging products and board segment, inventories totaled NIS 67.7 million as at June 30, 2009. Inventories of the marketing of office supplies segment increased from NIS 18.1 million as at June 30, 2008 to NIS 23.0 million as at June 30, 2009. This increase was due mainly to the larger bulk of products imported from Eastern Asia for the purpose of improving profitability and to the inventories purchased as part of the acquisition of the operations of Yavne Pitango in Northern Israel at the beginning of August 2008 with an eye to accelerating the company’s growth.

—	The investment in associated companies decreased from NIS 351.2 million as at June 30, 2008 to NIS 318.5 million as at June 30, 2009. The principal causes for the decrease, despite the company’s share in the profits of associated companies of NIS 60.4 million between the reported periods, were the derecognition of NIS 49.8 million with respect to Carmel Container Systems and Frenkel C.D. from the investments in associated companies due to their consolidation as of September 1, 2008, following the increase in their holding percentage; the company’s share of NIS 16.3 million in a dividend distributed by an associated company and the company’s share of NIS 20.8 million in a dividend declared by an associated company, which reduced the total investment in the reported period.

—	Short-term credit increased from NIS 106.3 million as at June 30, 2008 to NIS 114.8 million as at June 30, 2009. The composition of short-term credit changed due to the credit in the amount of NIS 50 million raised from public institutions in 2009 and the repayment of short-term bank credit.

—	Accounts payables and accrued expenses relating to the packaging paper and recycling segment increased from NIS 74.7 million as at June 30, 2008 to NIS 84.4 million as at June 30, 2009. The increase was due mainly to the increase in expenses accrued with respect to interest on the debentures issued in the third quarters of the previous year. In the packaging products and board segment, other payables and accrued expenses totaled NIS 18.3 million as at June 30, 2009. Other payables and accrued expenses relating to the marketing of office supplies segment increased from NIS 5.1 million as at June 30, 2008 to NIS 5.3 million as at June 30, 2009.

—	The company’s shareholders’ equity increased from NIS 690.5 million as at June 30, 2008 to NIS 801.5 as at June 30, 2009. The change was due mainly to the net profit of NIS 65.1 million attributed to the shareholders of the company between the periods, a positive capital reserve in the amount of NIS 17.3 million from the transition to consolidation and with the addition of minority interests in the amount of NIS 25.5 million.

1.	Investments in Fixed Assets

Investments in fixed assets amounted to NIS 217.6 million in the reported period, as compared with NIS 128.2 million in the corresponding period last year. The investments this year consisted primarily of payments on account of purchasing from equipment vendors for the new packaging paper manufacturing network (Machine 8), in the sum of NIS 195 million (net of supplier credit in the amount of approximately NIS 60 million). Additional investments included were related to environmental protection (wastewater treatment) and current investments in equipment renewal, means of transportation and building maintenance at the Hadera site.

2.	Financial Liabilities

The long-term liabilities (including current maturities) amounted to NIS 733.0 million as at June 30, 2009, as compared with NIS 290.1 million as at June 30, 2008. Long-term liabilities grew year-over-year, primarily as a result of the issuing of two debenture series (Series 3 and Series 4) in the third quarter last year, in the total sum of NIS 427 million, coupled with long-term loans assumed intended for financing payments on account of Machine 8 and the consolidation of the loans of Carmel and Frenkel CD, in the total sum of NIS 90.6 million. This increase was offset as a result of the repayment of the old debenture series, coupled with the repayment of a capital note to an associated company.

The long-term liabilities include primarily three series of debentures and the following long-term bank loans:

Series 2 – NIS 160.4 million, for repayment until 2013.

Series 3 – NIS 192.7 million, for repayment until 2018.

Series 4 – NIS 235.6 million, for repayment until 2015.

Long-term loans – NIS 142.2 million.

The outstanding short-term credit totaled NIS 114.8 million as at June 30, 2009, as compared with NIS 106.3 million as at June 30, 2008 and NIS 77.7 million as at December 31, 2008.

After balance date, the Company raised approximately NIS 100 million, by way of NIS long term loan from institutional loner.

3.	Financial liabilities at fair value through the statement of income

Put Option to a Shareholder at an Associated Company

As part of an agreement dated November 21, 1999 with Mondi Business Paper (hereinafter –MBP, formerly Neusiedler AG) Mondi Hadera acquired the Group’s operation in fine paper and issued MBP 50.1% of its shares.

As part of this agreement, MBP was granted the option to sell its holdings in Mondi Hadera to the Company at a price 20% lower than its value (as defined in the agreement), or $20 million, less 20% – the higher of the two. According to verbal understandings that were reached in proximity to the signing of the agreement, between elements at the company and elements at MBP, the latter can exercise the option only in the most exceptional cases, such as those that paralyze production in Israel for long periods of time.

Due to the extended period of time that has passed since these understandings were reached and in view of recent changes in the management of MBP, the Company has decided to adopt a conservative approach in this respect and to reflect the economic value of the option. The value of the option was calculated according to IFRS and was recognized as a liability that is measured at fair value, with changes in fair value being allocated to the statement of income in accordance with IAS 39.

The difference between the value of the liabilities according to the agreement – NIS 62.7 million – as compared with the value of the liabilities through fair value – NIS 12.6 million – amounts to NIS 50.1 million.

The liability on account of the Put option to the shareholder at the associated company as at June 30, 2009, June 30, 2008, and as at December 31, 2008, amounts to NIS 12.6 million, NIS 5.2 million and NIS 13.9 million, respectively.

On account of the Put option, other expenses grew by NIS 1.3 million during the reported period, as compared with other expenses of NIS 1.3 million in the corresponding period last year.

The principal factors behind the change in the fair value during the reported period include the change in the risk-free interest rate and the change in the standard deviation of the Hadera paper share that serve for the calculation of the value of the option.

4.	The net profit and the earnings per share attributed to the Company’s shareholders

The net profit attributed to the Company’s shareholders in amounted to NIS 34.7 million in the reported period, as compared with net profit of NIS 39.3 million in the corresponding period last year, representing a decrease of 11.7%.

The net profit attributed to the company shareholders during the reported period was affected by the improvement in operating profitability at some of the groups companies in Israel and in Turkey and by the recording of earnings as a result of the distribution of a unilateral dividend on account of the application of a preferred share by an associated company that generated net revenues of NIS 8.4 million for the company. Moreover, a reduction in the company’s share in the losses on account of the operations in Turkey (KCTR) in relation to the corresponding period last year (see above, Strategic Investment in Turkey, as well as chapter C7, below) also contributed to the improved profitability.

The net profit for the second quarter this year amounted to NIS 15.6 million, as compared with a net profit of NIS 18.0 million in the corresponding quarter last year, representing a decrease of approximately 13%.

Basic earnings per share amounted to NIS 6.86 per share ($1.75 per share) in the reported period, as compared with basic earnings per share of NIS 7.77 per share ($2.32 per share) in the corresponding period last year.

Diluted earnings per share amounted to NIS 6.86 per share ($1.75 per share) in the reported period, as compared with NIS 7.76 per share ($2.31 per share) in the corresponding period last year.

The basic earnings per share amounted to NIS 3.09 per share in the second quarter ($0.79 per share), as compared with earnings of NIS 3.56 per share ($1.06 per share) in the corresponding quarter last year.

Diluted earnings per share amounted to NIS 3.09 per share ($0.79 per share) in the second quarter of the year, as compared with earnings of NIS 3.55 per share ($1.06 per share) in the corresponding quarter last year.

5.	Analysis of Operations and Profitability

The analysis set forth below is based on the consolidated data.

1.	Sales

Consolidated sales in the reported period amounted to NIS 434.0 million, as compared to NIS 275.8 million in the corresponding period last year, representing an increase of 57.4%, which was due mainly to the first-time consolidation of the data of Carmel Container Systems and Frenkel C.D. in the reported period, in the amount of approximately NIS 240.1 million.

Sales of the packaging paper and recycling sector amounted to NIS 125.1 million in the reported period, as compared with NIS 216.5 million in the corresponding period last year.

The reduction in the sales turnover of the packaging paper and recycling segment was due both to the decrease in sales of packaging and recycling as a result of the erosion of selling prices, which was not counteracted by the increase of NIS prices (the sales of the segment are affected by the dollar-denominated import prices) and to the quantitative decrease in sales as a result of the import of paper from Europe at dumping prices, the reduced volume of activity of corrugated board manufacturers, the diminished demands in the local market, the slowdown of Israeli exports, and the non-recurring reduction of inventories in the reported period by the manufacturers of corrugated board as a means to improve cash flows.

Sales in the packaging products and cardboard segment amounted to NIS 240.1 million in the reported period.

Sales in the marketing of office supplies segment amounted to NIS 68.8 million in the reported period, as compared with NIS 59.3 million in the corresponding period last year, representing an increase of 16.0%, which was due to the continued implementation of the segment’s growth plan by way of expanding the customer base and acquiring competing companies.

In the second quarter, consolidated sales amounted to NIS 204.1 million, as compared with NIS 133.3 million in the corresponding quarter last year, representing an increase of 53.1%, which is mainly due to the first-time consolidation of the data of Carmel Container Systems and Frenkel C.D. in the reported period, in the amount of approximately NIS 109.3 million, and compared with sales of NIS 229.9 million in the first quarter of the year, representing a decrease of 11.2%.

Sales in the packaging paper and recycling segment amounted to NIS 62.5 million in the second quarter of the year, as compared to NIS 107.1 million in the corresponding quarter last year, mainly as a result of the import of paper from Europe at dumping prices, the reduction of inventories by the manufacturers of corrugated board as a means to improve cash flows, adjustment to demands and preparations for the development of export markets in connection with the development of the new products as a substitute to pulp.

Sales in the packaging products and cardboard segment amounted to NIS 109.3 million in the second quarter of the year.

Sales in the marketing of office supplies segment amounted to NIS 32.3 million in the second quarter of the year, as compared with NIS 26.1 million in the corresponding quarter last year. This increase was due mainly to the expansion of the company’s customer portfolio in this market.

2.	Cost of Sales

The cost of sales amounted to NIS 373.2 million – or 86.0% of sales – during the reported period, as compared with NIS 208.9 million – or 75.8% of sales – in the corresponding period last year.

The gross profit totaled NIS 60.8 million during the reported period (14.0% of sales), as compared with NIS 66.8 million (24.2% of sales) in the corresponding period last year, representing a decrease of 9.0% in relation to the corresponding period last year.

The decrease in gross profit in relation originates primarily from the erosion of the prices of packaging paper as well as a result of the slowdown in the markets and the decrease in quantitative sales, coupled with a 6% increase in the price of water, that was offset by the lowering of paper collection costs and the procurement of raw materials, along with a 1% decrease in electricity prices. These impacts were offset as a result of the consolidation for the first time of the results of Carmel Container Systems and Frenkel CD during the reported period. Additionally, the cost of sales included an amortization of NIS 3.7 million in excess cost, as a result of excess cost recorded from the acquisition of Carmel and Frenkel CD in 2008.

Labor Wages

The labor wages within the cost of sales amounted to NIS 104.1 million during the reported period (approximately 24.0% of sales), as compared with NIS 60.4 million last year (approximately 21.9% of sales).

The labor wages within the general and administrative expenses amounted to NIS 44.3 million during the reported period (approximately 10.2% of sales), as compared with the sum of NIS 31.0 million last year (approximately 11.2% of sales).

The growth in the cost of labor wages in relation to the corresponding period last year originates primarily from additional labor expenses of NIS 52.3 million as a result of the consolidation of Carmel and Frenkel CD.

Moreover, the cost of labor includes the labor costs derived from the issue of options to executives and the allocation of the expenditure thereupon, at a cumulative rates of NIS 2.1 million during the reported period, an expenditure not involving cash flows.

As part of the alignment with the global economic crisis, the Company’s management adopted a policy of mutually-agreed pay cuts for executives. In this capacity, senior executives and managers have mutually agreed to cut their wages by 8% to 10% in 2009, while senior employees have agreed that their wages be cut by 5%. The company also decided to freeze any raises in labor wages for employees under a personal employment contract in 2009.

3.	Selling, General and Administrative and Other Expenses

The selling, general and administrative (including wages) and other expenses amounted to NIS 46.9 million in the reported period – or 10.8% of sales – as compared with NIS 36.8 million – or 13.3% of sales – in the corresponding period last year. When neutralizing revenues, as a result of the distribution of a unilateral dividend on account of a preferred share that was allocated by an associated company in the sum of NIS 16.4 million, the selling general, administrative and other expenses amounted to NIS 63.3 million.

The increase in selling, general and other expenses originated primarily from the consolidation of the expenses of Carmel and Frenkel CD in the company’s financial statements, in the sum of NIS 26.4 million.

4.	Operating Profit

The operating profit totaled NIS 13.9 million during the reported period (3.2% of sales), as compared with NIS 30.1 million (10.9% of sales) in the corresponding period last year. The decrease in the operating profits originated from the erosion of selling prices of packaging paper and recycling, the impact of a certain slowdown in operations at some of the companies as a result of the global crisis and its local repercussions, that was offset by the recording of non-recurring revenues in the sum of NIS 16.4 million on account of a unilateral dividend.

The operating loss of the paper and recycling sector amounted to NIS 8.2 million in the reported., as compared with NIS 28.7 million the corresponding period last year, primarily as a result of dumping prices of competing imports, that serve to erode the prices and quantities as mentioned above. The operating profit was also affected by the recording of revenues on account of a Put option to a shareholder at an associated company in the sum of NIS 1.3 million during the reported period.

The operating profit of the packaging products and cardboard sector amounted to NIS 4.6 million, while the operating profit of the office-supply sector amounted to NIS 1.2 million as compared with NIS 1.4 million during the corresponding period last year.

The operating loss amounted to NIS 4.6 million in the second quarter of the year, as compared with operating profit of NIS 12.6 million in the corresponding quarter last year.

The operating loss of the paper and recycling sector in the second quarter of the year amounted to NIS 5.6 million, as compared with operating profit of NIS 11.9 million in the corresponding quarter last year, as mentioned above, as a result of the continuing impact of dumping prices on sales in the sector.

The operating profit of the packaging products and cardboard sector amounted to NIS 0.7 million.

The operating profit of the office supplies sector amounted to NIS 0.2 million, as compared with NIS 0.8 million in the corresponding quarter last year.

5.	Financial Expenses

The financial expenses during the reported period amounted to NIS 10.0 million, as compared with NIS 11.1 million in the corresponding period last year, representing a decrease of 9.9%.

The total average of interest bearing liabilities, net, carried to the company’s financial expenses, decreased by approximately NIS 38 million between the periods 2008-2009. This decrease originated primarily from the positive cash flows from operating activities between the periods, net of the current investments in fixed assets.

The interest on the short-term interest-bearing credit decreased by NIS 1.8 million, both as a result of the decrease in the balance of short-term credit and as a result of the lower interest rate between the two periods. The interest expenses in respect of CPI-linked long-term liabilities (debentures) decreased by NIS 2.2 million as compared with the corresponding period last year, as a result of both the decrease in the balance of debentures following redemptions made to the holders of the debentures, coupled with hedging transactions on the CPI-linked debentures against the increase in the CPI, whose costs amounted to 0.3% per annum in 2009, as compared with 2.6% in 2008, and as a result of the valuation of the hedging transactions to their fair value, in accordance with international standards. The actual index rose by 2.1% in this period.

Furthermore, an increase of NIS 1.8 million was recorded in financial expenses, originating primarily on account of the impact of the devaluation vis-à-vis the US dollar in the amount of 3.1% during the reported period, as compared with a revaluation of 12.8% during the corresponding period last year on the balance of dollar-denominated assets.

6.	Taxes on Income

Taxes on income amounted to NIS 4.4 million in the reported period, as compared with NIS 5.4 million in the corresponding period last year. The decrease in tax expenses originates primarily from the decrease in pre-tax profits in the sum of NIS 15.1 million, that was offset a result of the recording of a provision for taxes on account of events that were included during the reported period.

7.	Company’s Share in Earnings of Associated Companies

The companies whose earnings are reported under this item (according to Hadera Paper’s holdings therein), include primarily: Mondi Hadera, Hogla-Kimberly.

The company’s share in the profits of associated companies totaled NIS 34.9 million during the reported period, as compared with NIS 25.8 million in the corresponding period last year.

The following principal changes were recorded in the Company’s share in the earnings of associated companies, in relation to the corresponding period last year:

–	The Company’s share in the net profit of Mondi Hadera Paper (49.9%) decreased by NIS 1.9 million. The decrease in profits originated primarily from the decrease in the operating profit of Mondi, that fell from NIS 17.7 million last year to NIS 15.9 million this year, primarily as a result of the erosion of prices due to imports at dumping prices. The net profit also decreased as a result of an increase in financial expenses during the reported period in relation to last year, primarily on account of the impact of the devaluation of the NIS against the US dollar.

–	The company’s share in the net earnings of Hogla-Kimberly Israel (49.9%) increased by NIS 6.4 million. Hogla’s operating profit grew from NIS 85.1 million to NIS 102.3 million this year. The improved operating profit originated from a quantitative increase in sales, improved selling prices in some of the sectors of operation, the continuing trend of raising the proportion of certain premium products out of the products basket, while innovating products and empowering the Company’s brands, a decrease in the prices of certain company inputs in view of the erosion of global commodity prices, continuing efficiency measures across the company and growing savings in procurement that also contributed significantly to the profit.

–	The Company’s share in the losses of KCTR Turkey (formerly: “Ovisan”) (49.9%) decreased by NIS 3.6 million. The significant decrease in the loss is attributed primarily to the growth in the volumes of operation (see above – “Strategic Investment in Turkey”) that led to the continued reduction in the operating loss, from NIS 20.9 million last year to approximately NIS 14.1 million this year. Moreover, due to the increase in the shareholders’ equity of KCTR through a financial influx from Hogla-Kimberly last year and during the reported period, the bank loans were repaid, while reducing the financial expenses, thereby leading to an additional reduction in the net loss.

D.	Liquidity

Cash Flows

The cash flows from operating activities totaled NIS 89.3 million during the reported period, as compared with NIS 56.7 million in the corresponding period last year. The increase in the cash flows from operating activities during the reported period, originated primarily from the reduced working capital in the reported period, that amounted to NIS 17.5 million, as compared with growth of NIS 6.9 million last year. The decrease in working capital during the reported period originated primarily from a decrease in the trade receivables item, that was offset as a result of a decrease in the accounts payable item, primarily due to the lowering of procurement costs during the reported period, as mentioned above.

E.	Sources of Finance

See Section B2 – Financial Liabilities and further details in the table below.

F.	Exposure and Management of Market Risks

1.	General

The Company conducts periodical discussions regarding market risks and exposure to exchange rate and interest rate fluctuations, with the participation of the relevant factors, so as to reach decisions in this matter. The individual responsible for the implementation of market risk management policy at the Company is Shaul Glicksberg, the Group’s VP of Finance and Business Development.

2.	Market Risks to which the Company is Exposed

Description of Market Risks

The market risks reflect the risk of changes in the value of financial instruments affected by changes in the interest rate, in the Consumer Price Index and in foreign currency exchange rates.

Exchange Rate Risks

Approximately half of the Company’s sales are denominated in US dollars, whereas a significant share of its expenses and liabilities are in NIS. The Company is therefore exposed to fluctuations in the exchange rate of the NIS vis-à-vis the US dollar. This exposure includes economic exposure (on account of surplus proceeds on payments in foreign currency or linked thereto) and accounting exposure (on account of a surplus of dollar-linked assets over foreign-currency-denominated liabilities).

The Company periodically reexamines the need for hedging on account of this exposure. True to June 30, 2009, the Company entered into hedging transactions in the sum of 19 million euro, in order to hedge the cash flows for the acquisition of fixed assets from equipment vendors for Machine 8.

It should be noted that on the aggregate level that includes associated companies, the currency exposure is limited.

Consumer Price Index Risks

The Company is exposed to changes in the Consumer Price Index, pertaining to the debentures issued by the Company and to long-term loans, in the total sum of NIS 382.2 million.

In early 2009, the Company entered into hedging transactions for a period of one year, to protect itself against a rise in the CPI, in the amount of NIS 250 million, pursuant to previous transactions that were made in early 2008 and in August 2008 and terminated at the end of 2008.

The company also enjoys natural hedging due to the current debt of an associated company that is linked to the consumer price index.

Credit Risks

Most of the Group’s sales are made in Israel to a large number of customers and the exposure to customer-related credit risks is consequently generally limited. The Group regularly analyzes – through credit committees that operate within the various companies – the quality of the customers, their credit limits and the relevant collateral required, as the case may be.

The financial statements include provisions for doubtful debts, based on the existing risks on the date of the statements.

Sensitivity Analysis Tables for Sensitive Instruments, According to Changes in Market Elements as at June 30, 2009:

Sensitivity to Interest Rates
Sensitive Instruments	Profit (loss) from changes		Fair value as at Jun-30-09	Profit (loss) from changes
	Interest rise 10%	Interest rise 5%		Interest decrease 5%	Interest decrease 10%
In NIS thousands

Series 2 Debentures	(1,517)	(762)	(170,959)	768	1,541
Series 3 Debentures	(3,397)	(1,710)	(206,823)	1,733	3,489
Series 4 Debentures	(3,177)	(1,596)	(270,192)	1,612	3,240
Fixed-interest loans	(195)	(98)	(27,029)	99	198
Long-term loans and capital
notes - granted	193	96	50,258	(97)	(194)

The fair value of the loans is based on a calculation of the present value of the cash flows, according to the generally-accepted interest rate on loans with similar characteristics (4% in 2009).

Regarding the terms of the debentures and other liabilities – See Note 8 to the annual financial statements dated December, 31, 2008.

Regarding long-term loans and capital notes granted – See Note 4 to the annual financial statements dated December 31, 2008.

Sensitivity of €-linked instruments to changes in the € exchange rate
Sensitive Instruments	Profit (loss) from changes		Fair value as at Jun-30-09	Profit (loss) from changes
	Rise in € 10%	Rise in € 5%		Decrease in € 5%	Decrease in € 10%
In NIS thousands

Cash and cash equivalents	164	82	1,641	(82)	(164)
Designated deposits	3,191	1,596	31,913	(1,596)	(3,191)
Other Accounts Receivable	264	132	2,635	(132)	(264)
Other Accounts Payable	(7,760)	(3,880)	(77,595)	3,880	7,760
NIS-€ forward transaction	10,954	5,696	429	(4,819)	(10,077)

Sensitivity to the US Dollar Exchange Rate
Sensitive Instruments	Profit (loss) from changes		Fair value as at Jun-30-09	Profit (loss) from changes
	Revaluation of $ 10%	Revaluation of $ 5%		Devaluation of $ 5%	Devaluation of $ 10%
In NIS thousands

Cash and cash equivalents	257	128	2,565	(128)	(257)
Other Accounts Receivable	1,338	669	13,380	(669)	(1,388)
Other Accounts Payable	(2,783)	(1,392)	(27,834)	1,392	2,783
Liabilities at fair value
through the statement of income	(1,255)	(628)	(12,553)	628	1,255

Other accounts receivable reflect primarily short-term customer debts.

Capital note – See Note 4d to the annual financial statements dated December 31, 2008

Accounts payable reflect primarily short-term liabilities to suppliers.

Linkage Base Report

Below are the balance sheet items, according to linkage bases, as at June 30, 2009:

In NIS millions	Unlinked	CPI-linked	In foreign currency, or linked thereto (primarily US$)	€-linked	Non-Monetary Items	Total

Assets
Cash and cash equivalents	12.3		2.6	1.6		16.5
Short-term deposits and investments	64.9			31.9		96.8
Other Accounts Receivable	369.1	0.9	14.3	2.6	3.9	390.8
Inventories					169.1	169.1
Current tax assets	0.1					0.1
Investments in Associated Companies	53.7				264.8	318.5
Deferred taxes on income					31.5	31.5
Fixed assets, net					1,013.8	1,013.8
Intangible Assets					29.0	29.0
Land under lease					38.1	38.1
Other assets					2.5	2.5
Assets on account of employee benefits	0.7					0.7
Total Assets	500.8	0.9	16.9	36.1	1,552.7	2,107.4

Liabilities
Short-term credit from banks	114.8					114.8
Other Accounts Payable	223.7		30.5	77.6		331.8
Deferred taxes on income					75.8	75.8
Long-Term Loans	111.5	31.7				143.2
Notes (debentures) - including current maturities	238.3	351.4				589.7
Liabilities on account of employee benefits	38.1					38.1
Liabilities at fair value through the statement of income			12.5			12.5
Shareholders' equity, reserves and retained earnings					801.5	801.5
Total liabilities and equity	726.4	383.1	43.0	77.6	877.3	2,107.4

Surplus financial assets (liabilities) as at Jun-30-09	(225.6)	(382.2)	(26.1)	(41.4)	730.0
Surplus financial assets (liabilities) as at Dec-31-08	(157.4)	(389.0)	(12.6)	107.6	471.4

*	As to hedging transactions associated with surplus CPI-linked liabilities, see Section F(2), above.

Associated Companies

Hadera Paper is exposed to various risks associated with operations in Turkey, where Hogla-Kimberly is active through its subsidiary, KCTR. These risks originate from concerns regarding economic and political instability, high devaluation and elevated inflation rates that have characterized the Turkish economy in the past and that may recur and harm the KCTR operations.

G.	Forward-Looking Statements

This report contains various forecasts that constitute forward-looking statements, as defined in the Securities Law, based upon the Board of Directors’ present expectations and estimates regarding the operations of the Group and its business environment. The Company does not guarantee that the future results of operations will coincide with the forward-looking statements and these may in fact differ considerably from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which lie outside the control of the Company. The Company undertakes no obligation to publicly update such forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.

H.	Detailed processes undertaken by the company’s supreme supervisors, prior to the approval of the financial statements

The Company’s Board of Directors has appointed the Company’s Audit Committee to serve as a Balance Sheet Committee and to supervise the completeness of the financial statements and the work of the CPAs and to offer recommendations regarding the approval of the financial statements and the discussion thereof prior to said approval. The Committee consists of three directors, of which two possess accounting and financial expertise. The meetings of the Balance Sheet Committee, as well as the board meetings during which the financial statements are discussed and approved, are attended by the company’s auditing CPAs, who are instructed to present the principal findings – if there are any – that surfaced during the audit or review process, as well as by the Internal Auditor.

The Committee conducts its examination via detailed presentations from company executives and others, including: General Manager – Avi Brener, and CFO – Shaul Glicksberg. The material issues in the financial reports, including any extraordinary transactions –if any, the material assessments and critical estimates implemented in the financial statements, the reasonability of the data, the financial policy implemented and the changes therein, as well as the implementation of proper disclosure in the financial statements and the accompanying information. The Committee examines various aspects of risk assessment and control, as reflected in the financial statements (such as reporting of financial risks), as well as those affecting the reliability of the financial statements. In case necessary, the Committee demands to receive comprehensive reviews of matters with especially relevant impact, such as the implementation of international standards.

The approval of the financial statements involves several meetings, as necessary: The first is held by the Audit Committee to discuss the material reporting issues in depth and at great length, whereas the second is held by the Board of Directors to discuss the actual results. Both meetings are held in proximity to the approval date of the financial statements. As to the supreme supervision regarding the impact of the transition to international financial reporting standards, the Committee held a detailed discussion regarding the said disclosure and the accounting policy implemented in its respect.

——————————————	——————————————
Zvika Livnat	Avi Brener
Chairman of the Board of Directors	General Manager

Exhibit 3

HADERA PAPER LTD
UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF JUNE 30, 2009

HADERA PAPER LTD

UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF JUNE 30, 2009

HADERA PAPER LTD

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(NIS in thousands)

	Note	June 30		December 31
		2 0 0 9	2 0 0 8	2 0 0 8
		(Unaudited)

Assets
Current Assets
Cash and cash equivalents		16,530	5,553	13,128
Designated deposits		96,862	67,055	249,599
Accounts receivable:
Trade receivables		293,993	159,224	318,926
Other receivables		96,831	97,011	100,888
Current tax assets		65	5,478	6,271
Inventory		169,014	69,201	168,755

Total Current Assets		673,295	403,522	857,567

Non-Current Assets
Fixed assets, net		1,013,787	527,165	767,542
Investments in associated companies		318,509	351,221	318,101
Deferred tax assets		31,481	21,037	29,848
Prepaid expenses with respect to an operating lease		38,117	35,797	36,344
Other intangible assets		29,011	1,503	31,519
Other assets		2,549	-	2,549
Employee benefit assets		705	* 645	624

Total Non-Current Assets		1,434,159	937,368	1,186,527

Total Assets		2,107,454	1,340,890	2,044,094

* Reclassified, see note 10.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(NIS in thousands)

	Note	June 30		December 31
		2 0 0 9	2 0 0 8	2 0 0 8
		(Unaudited)

Liabilities and Equity
Current Liabilities
Credit from banks and others		114,769	106,276	77,655
Current maturities of long-term bonds and long term loans		69,636	50,984	76,469
Trade payables		222,940	103,501	195,020
Other payables and accrued expenses		108,824	* 79,802	* 104,943
Short term employee benefit liabilities		20,382	* 12,576	* 17,478
Other financial liabilities		-	31,990	32,770
Financial liabilities at fair value through profit and loss	7	12,553	5,196	13,904

Total Current Liabilities		549,104	390,325	518,239

Non-Current Liabilities
Loans from banks and others		105,694	51,617	121,910
Bonds		557,699	155,487	554,124
Deferred tax liabilities		75,771	42,566	76,641
Employee benefit liabilities		17,696	* 10,352	* 15,551

Total Non-Current Liabilities		756,860	260,022	768,226

Capital and reserves
Issued capital		125,267	125,267	125,267
Reserves		308,720	289,687	299,949
Retained earnings		341,971	275,589	306,097

capital and reserves attributed to shareholders		775,958	690,543	731,313
Minority Interests		25,532	-	26,316

Total capital and reserves		801,490	690,543	757,629

Total Liabilities and Equity		2,107,454	1,340,890	2,044,094

* Reclassified, see note 10.

Z. Livnat	A. Brener	S. Gliksberg
Chairman of the Board of Directors	Chief Executive Officer	Chief Financial and Business Development Officer

Approval date of the interim financial statements: August 9, 2009.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

CONDENSED CONSOLIDATED INCOME STATEMENTS
(NIS in thousands)

	Note	Six months ended June 30		Three months ended June 30		Year ended December 31
		2 0 0 9	2 0 0 8	2 0 0 9	2 0 0 8	2 0 0 8
		(Unaudited)		(Unaudited)

Revenue		434,034	275,786	204,153	133,267	673,484
Cost of sales		373,195	208,937	180,685	102,958	542,387

Gross profit		60,839	66,849	23,468	30,309	131,097

Selling and marketing expenses		34,982	15,653	16,966	7,765	45,674
General and administrative expenses		29,917	19,670	15,686	9,546	54,970
Other (income) expenses, net	7	(17,965)	1,445	(4,577)	378	(4,898)

Total expenses		46,934	36,768	28,075	17,689	95,746

Profit (loss) from ordinary operations		13,905	30,081	(4,607)	12,620	35,351

Finance income		3,814	3,530	783	1,636	12,069
Finance expenses		13,809	14,660	6,228	5,959	27,112

Finance expenses, net		9,995	11,130	5,445	4,323	15,043

Profit after financial expenses		3,910	18,951	(10,052)	8,297	20,308

Share in profit of associated companies, net		34,905	25,771	19,857	11,138	51,315

Profit (loss) before taxes on income		38,815	44,722	9,805	19,435	71,623

Taxes on income	8	4,409	5,420	(5,545)	1,403	3,663

Profit for the period		34,406	39,302	15,350	18,032	67,960

Attributed to:
Company shareholders		34,716	39,302	15,637	18,032	69,710
Minority interests		(310)	-	(287)	-	(1,750)

		34,406	39,302	15,350	18,032	67,960

Earning for share:
Primary attributed to Company shareholders		6.86	7.77	3.09	3.56	13.77

Fully diluted attributed to company shareholders		6.86	7.76	3.09	3.55	13.77

Number of share used to compute the primary
earnings per share		5,060,774	5,060,774	5,060,774	5,060,774	5,060,774

Number of share used to compute the fully diluted
earnings per share		5,060,774	5,067,954	5,060,774	5,073,967	5,060,774

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

CONDENSED CONSOLIDATED STATEMENT
OF COMPREHENSIVE INCOME
(NIS in thousands)

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2 0 0 9	2 0 0 8	2 0 0 9	2 0 0 8	2 0 0 8
	(Unaudited)		(Unaudited)		(Unaudited)

Comprehensive Income	34,406	39,302	15,350	18,032	67,960

Other Comprehensive Income
Profit (loss) on cash flow hedges, net	4,875	-	(551)	-	(2,306)
Actuarial profit (loss) and defined benefit plans, net	320	-	95	-	(1,501)
Revaluation from step acquisition	-	-	-	-	17,288
Share in Other Comprehensive Income of associated
companies, net	1,968	(21,191)	2,156	(1,271)	(28,094)

Total Other Comprehensive Income for the period, net	7,163	(21,191)	1,700	(1,271)	(14,613)

Total Comprehensive Income for the period	41,569	18,111	17,050	16,761	53,347

Attributed to:
Company shareholders	41,905	18,111	17,416	16,761	55,115
Minority interests	(336)	-	(366)	-	(1,768)

	41,569	18,111	17,050	16,761	53,347

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(NIS in thousands)

	Share capital	Capital reserves	Share based payments reserves	Capital reserves resulting from tax benefit on exercise of employee options	Capital reserve from revaluation from step acquisition	Hedging reserves	Foreign currency translation reserves	Retained earnings	Total for Company shareholders	Minority Interests	Total
	(Unaudited)
	NIS in thousands

Balance - January 1, 2009	125,267	301,695	6,227	3,397	15,908	(5,092)	(22,186)	306,097	731,313	26,316	757,629

For the six months ended
June 30, 2009:
Total Comprehensive Income for the period	-	-	-	-	-	4,812	2,091	35,002	41,905	(336)	41,569
Purchasing shares of subsidiary company	-	-	-	-	-	-	-	-	-	(448)	(448)
Depreciation of capital from
revaluation from step acquisition to
retained earnings	-	-	-	-	(872)	-	-	872	-	-	-
Share based payment	-	-	2,740	-	-	-	-	-	2,740	-	2,740

Balance - June 30, 2009	125,267	301,695	8,967	3,397	15,036	(280)	(20,095)	341,971	775,958	25,532	801,490

Balance - January 1, 2008	125,267	301,695	-	3,397	-	(635)	3,810	236,437	669,971	-	669,971
For the six months ended
June 30, 2008:
Total Comprehensive Income for the period	-	-	-	-	-	(3,096)	(17,945)	39,152	18,111	-	18,111
Share based payment	-	-	2,461	-	-	-	-	-	2,461	-	2,461

Balance - June 30, 2008	125,267	301,695	2,461	3,397	-	(3,731)	(14,135)	275,589	690,543	-	690,543

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(NIS in thousands)

	Share capital	Capital reserves	Share based payments reserves	Capital reserves resulting from tax benefit on exercise of employee options	Capital reserve from revaluation from step acquisition	Hedging reserves	Foreign currency translation reserves	Retained earnings	Total for Company shareholders	Minority Interests	Total
	(Unaudited)
	NIS in thousands

Balance - April 1, 2009	125,267	301,695	7,887	3,397	15,473	861	(22,930)	325,812	757,462	25,898	783,360

For the three months ended
June 30, 2009:
Total Comprehensive Income for the period	-	-				(1,141)	2,835	15,722	17,416	(366)	17,050
Depreciation of capital from
revaluation from step acquisition to retained earnings	-	-	-	-	(437)	-	-	437	-	-	-
Share based payment	-	-	1,080	-	-	-	-	-	1,080	-	1,080

Balance - June 30, 2009	125,267	301,695	8,967	3,397	15,036	(280)	(20,095)	341,971	775,958	25,532	801,490

Balance - April 1, 2008	125,267	301,695	723	3,397	-	(547)	(16,198)	257,707	672,044	-	672,044

For the three months ended
June 30, 2008:
Total Comprehensive Income for the period	-	-	-	-	-	(3,184)	2,063	17,882	16,761	-	16,761
Share based payment	-	-	1,738	-	-	-	-	-	1,738	-	1,738

Balance - June 30, 2008	125,267	301,695	2,461	3,397	-	(3,731)	(14,135)	275,589	690,543	-	690,543

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(NIS in thousands)

	Share capital	Capital reserves	Share based payments reserves	Capital reserves resulting from tax benefit on exercise of employee options	Capital reserve from revaluation from step acquisition	Hedging reserves	Foreign currency translation reserves	Retained earnings	Total for Company shareholders	Minority Interests	Total
	NIS in thousands

Balance - January 1, 2008	125,267	301,695	-	3,397	-	(635)	3,810	236,437	669,971	-	669,971

For the year ended
December 31, 2008:
Total Comprehensive Income for the year	-	-	-	-	17,288	(4,457)	(25,996)	68,280	55,115	(1,768)	53,347
First transfer to consolidation -
create minority interests	-	-	-	-	-	-	-	-	-	28,084	28,084
Depreciation of capital from
revaluation from step acquisition to
retained earnings	-	-	-	-	(1,380)	-	-	1,380	-	-	-
Share based payment	-	-	6,227	-	-	-	-	-	6,227	-	6,227

Balance - December 31, 2008	125,267	301,695	6,227	3,397	15,908	(5,092)	(22,186)	306,097	731,313	26,316	757,629

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

CONDENSED CONSOLIDATED STATMENTS OF CASH FLOWS
(NIS in thousands)

	Six months ended		Three months ended		Year ended December 31
	June 30		June 30
	2 0 0 9	2 0 0 8	2 0 0 9	2 0 0 8	2 0 0 8
	(unaudited)		(unaudited)

Cash flows - operating activities
Profit for the period	34,406	39,302	15,350	18,032	67,960
Taxes on income recognized in profit and loss	4,409	5,420	(5,545)	1,403	3,663
Finance expenses recognized in profit and loss	9,995	11,130	5,445	4,323	15,043
Capital loss (gain) on disposal of fixed assets	(196)	150	(225)	158	(284)
Share in profit of associated companies	(34,905)	(25,771)	(19,857)	(11,138)	(51,315)
Dividend received from associated company	16,352	-	-	-	-
Depreciation and amortization	39,016	22,273	19,477	11,188	59,784
Share based payments expenses	2,061	1,997	839	1,274	4,913
Gain from negative goodwill	-	-	-	-	(14,664)

	71,138	54,501	15,484	25,240	85,100

Changes in assets and liabilities:
Decrease in trade and other receivables	57,877	17,197	69,142	4,863	66,805
Decrease (Increase) in inventory	(259)	406	8,146	(354)	(19,868)
Decrease in trade payables and other payables	(40,069)	* (10,906)	(27,324)	* (11,372)	* (16,923)
Increase (Decrease) in financial liabilities at fair value through profit and loss	(1,351)	* 1,295	(4,350)	* 236	10,003
Increase (Decrease) in employee benefit liabilities	5,287	* 3,424	1,078	* 3,120	* (3,063)

	21,485	11,416	46,692	(3,507)	36,954

Tax Payments	(3,315)	(9,500)	(1,488)	(5,754)	(8,182)

Net cash generated by operating activities	89,308	56,417	60,688	15,979	113,872

* Reclassified, see note 10.

The accompanying notes are an integral part of the condensed consolidated financial statements.

HADERA PAPER LTD

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

		Six months ended June 30		Three months ended June 30		Year ended December 31
	Note	2 0 0 9	2 0 0 8	2 0 0 9	2 0 0 8	2 0 0 8
		(Unaudited)		(Unaudited)

Cash flows - investing activities
Acquisition of property plant and equipment	5	(217,553)	(128,188)	(99,358)	(70,203)	(230,053)
Acquisition of subsidiaries		-	-	-	-	(70,567)
Proceeds from disposal of fixed assets		1,030	184	880	39	825
Decrease (Increase) in designated deposits, net		155,896	(73,026)	(15,381)	40,288	(255,244)
Interest received		1,379	2,424	370	2,219	7,764
Prepaid expenses with respect to an operating lease		(2,318)	(1,397)	-	(228)	(2,622)
Acquisition of other assets		-	-	-	-	(2,770)
Associated companies:
Purchase of shares and granting of loans		(510)	-	-	-	(422)
Repayments of loans to an associated company		-	-	-	-	2,851

Net cash by used in investing activities		(62,076)	(200,003)	(113,489)	(27,885)	(550,238)

Cash flows - financing activities
Proceeds from issuing bonds		-	-	-	-	424,617
Short-term bank credit - net		37,114	(36,739)	77,034	23,303	(111,444)
Borrowings received from banks and from others		3,154	35,000	3,154	-	39,448
Repayment of borrowings from banks		(19,353)	(4,916)	(9,752)	(3,586)	(11,801)
Repayment of capital note		(32,770)	-	-	-	-
Interest Paid		(3,681)	(4,759)	(1,815)	(2,582)	(20,360)
Repayment of bonds		(7,505)	(7,192)	(7,505)	(7,192)	(38,904)

Net cash generated by (used in) financing activities		(23,041)	(18,606)	61,116	9,943	281,556

Increase (Decrease) in cash and cash equivalents		4,191	(162,192)	8,315	(1,963)	(154,810)
Cash and cash equivalents - beginning of period		13,128	167,745	9,435	7,330	167,745
Net foreign exchange difference		(789)	-	(1,220)	186	193

Cash and cash equivalents - end of period		16,530	5,553	16,530	5,553	13,128

The accompanying notes are an integral part of the condensed consolidated financial statements.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2009

NOTE 1	–	DESCRIPTION OF BUSINESS AND GENERAL

A.	Description Of Business

Hadera Paper Limited (former – American Israeli Paper Mills Limited) and its subsidiaries (hereinafter – the Company) are engaged in the production and sale of paper packaging, in paper recycling activities and in the marketing of office supplies. The Company also has holdings in associated companies that are engaged in the productions and sale of paper and paper products including the handling of solid waste (the Company and its investee companies – hereinafter – the Group). Most of the Group’s sales are made on the local (Israeli) market. For segment information, see note 9.

B.	For further information read these concise reports in connection with the Company’s annual financial statements as of December 31, 2008 and the year then ended, and the accompanying notes.

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Basis of preparation

The consolidated concise financial statements (hereinafter – “interim financial statements”) of the Group were prepared in accordance with IAS 34 “Financial Reporting for Interim Periods” (hereinafter –IAS 34).

In the preparation of these interim financial statements the Group applied identical accounting policy, presentation rules and calculation methods to those that were applied in the preparation of its financial statements as of December 31, 2008 and the year then ended, except for changes in the accounting policy that arose from the implementation of standards, amendment to standards and new interpretations that became effective on the date of the financial statements as specified in section c below.

B.	The consolidated concise financial statements were prepared in accordance with the provisions of Section D of the Securities Regulations (Periodic and Immediate Reports), 1970.

C.	Standards, amendments to standards and new interpretations that are in effect, which were applied in these financial statements

■	IFRS 8, Operating Segments

The standard, which replaces IAS 14 “Segment Reporting”, details how an entity must report on data according to operating segments. The standard, among other things, stipulates that segmental reporting of the Group will be based on the information that management of the Group uses for purposes of evaluating performance of the segments, and for purposes of allocating resources to the various operating segments. The standard applies to annual reporting periods commencing on January 1, 2009, with retroactively restatement of comparative figures for prior reporting periods.

As for the reporting of the Group’s operating segments in accordance with the provisions of IFRS 8, including the retroactive restatement of data, see note 9.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2009

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

C.	Standards, amendments to standards and new interpretations that are in effect, which were applied in these financial statements (cont.)

■	IAS 1 (Amended) “Presentation of Financial Statements”

The standard stipulates the presentation required in the financial statements, and itemizes a general framework for the structure of the financial statements and the minimal contents which must be included in the context of the report. In the context of the amendment to this standard, changes have been made to the existing presentation format of the financial statements, and the presentation and disclosure requirements for the financial statements have been broadened, including the presentation of an additional report in the framework of the financial statements known as the “report of comprehensive income”, and the addition of a balance sheet as of the beginning of the earliest period that was presented in the financial statements, in cases of changes in accounting policy by means of retroactive implementation, restatement and reclassifications.

The standard applies, by way of retroactive implementation, to reporting periods commencing on January 1, 2009. Pursuant to the provisions of the standard the Group published a report of comprehensive income on the totals of segment profit, which specifies the components of the total profit separately from the components presented in the statement of income, as well as a statement of changes in shareholders’ equity, which presents balances in respect of transactions with shareholders, as part of their duty as shareholders. The first-time implementation of the standard does not have any impact on the reported results of operation and the financial situation of the Group.

■	IAS 23 (Amended) “Borrowing Costs”

The standard stipulates the accounting treatment of borrowing costs. In the context of the amendment to this standard, the possibility of immediately recognizing borrowing costs related to assets with a significant period of eligibility or construction in the statement of operations, was cancelled. Those borrowing costs will capitalize to the assets cost. The standard apply to borrowing costs that relate to eligible assets as to which the capitalization period began from January 1, 2009 or earlier, as defined by the Group.

The implementation of the Standard does not expect to have effect on the Group’s financial statements.

■	IFRIC 16 "Hedges of a Net Investment in a Foreign Operation"

This interpretation establishes the nature of the hedged risk and the amount of the hedged item under the hedges of a net investment in a foreign operation. In addition, the interpretation stipulates that the hedging instrument may be held by any entity within the group, and the amount to be reclassified from equity to profit or loss when the entity disposes of the foreign operation, for which the accounting method of hedges of a net investment in a foreign operation has been implemented.

The provisions of the interpretation apply, by way of prospective implementation, to annual reporting periods that commence on January 1, 2009.

The implementation of the interpretation does not expect to have effect on the Group’s financial statements.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2009

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

C.	Standards, amendments to standards and new interpretations that are in effect, which were applied in these financial statements (cont.)

■	Amendment to IFRS 2, Share Based Payment- Vesting and Revocation Conditions

The amendment to the standard stipulates the conditions under which the measurement of fair value must be considered on the date of the grant of a share based payment and explains the accounting treatment of instruments without terms of vesting and revocation.

The provisions of the amendment apply by way of retroactive implementation, to annual reporting periods that commence on January 1, 2009.

The implementation of the Amendment Standard does not expect to have effect on the Group’s financial statements.

■	Amendment to IAS 32, "Financial Instruments: Presentation", and IAS 1, "Presentation of Financial Statements"

The amendment to IAS 32 changes the definition of a financial liability, financial asset and capital instrument and determines that certain financial instruments, which are exercisable by their holder, will be classified as capital instruments.

The provisions of the standard apply to annual financial reporting periods which start on January 1, 2009 and thereafter.

The implementation of the Amendment Standard does not expect to have effect on the Group’s financial statements.

■	Amendment to IFRS 7 “Financial Instruments: Disclosure”

The amendment expands the required disclosures regarding liquidity risk and measurement of fair value, while setting a three-level scale for the presentation of fair-value measurements.

The provisions of the standard apply to annual financial reporting periods which start on January 1, 2009 and thereafter. The provisions of the amendment apply by way of retroactive implementation.

The implementation of the standard does not have any impact on the Group’s financial statements.

■	Improvement to International Financial Reporting Standards (IFRS) 2008

In May 2008 the IASB published a series of improvements for IFRS.

Improvements include amendments to some of the standards, which change the manner of presentation, recognition and measurement of different items in the financial statements.

In addition, amendments have been made to terms that have a negligible impact, if any, on the financial statements.

Most of the amendments become effective as of the annual reporting period commencing January 1, 2009. The first time implementation of most amendments carried out by retrospective adjustment of comparative figures.

In context to the amendments that were made, some of the amendments are expected, under relevant circumstances, to have a material impact on the financial statements. The prominent amendments are the new or amended requirements with respect to the following:

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2009

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

C.	Standards, amendments to standards and new interpretations that are in effect, which were applied in these financial statements (cont.)

■	Improvement to International Financial Reporting Standards (IFRS) 2008 (cont.)

(1)	Amendment to IAS 16 “Property Plant and Equipment” stipulates that entities, which during the ordinary course of business, dispose of property, plant and equipment items that are used for rental purposes, shall classify these items as inventory as of the date of the discontinued leasing thereof and shall present the revenue from the sale of these items as income in the income statement. The cash flows for the purchase and sale of these items will be presented under cash flows that derived from or used in operating activity.

The amendment applies to annual periods commencing on January 1, 2009. The amendment, with the implementation of related revisions in IAS 7 “Cash Flow Statements” is to be applied retroactively.

The implementation of the provisions of the amendment did not have any impact on the financial statements of the Group.

(2)	Amendment to IAS 28 “Investments in Associated Companies”, which stipulates that the impairment of investment in an associated company shall be treated as an impairment of a single asset and that the amount of impairment can be cancelled in subsequent periods.

The amendment applies to annual periods commencing on January 1, 2009. Implementation is to be applied prospectively.

The implementation of the Amendment Standard does not expect to have effect on the Group’s financial statements.

(3)	Amendment IAS 38 “Intangible Assets”, which stipulates that payments in respect of advertising and sales promotion activities will be recognized as an asset until the date in which the entity has the right to access the acquired goods or in the event of a receipt of services, until the date of receipt of the services.

The amendment applies to annual periods commencing on January 1, 2009. Implementation is to be applied retroactively.

The implementation of the Amendment Standard does not expect to have effect on the Group’s financial statements.

(4)	Amendment IAS 19 “Employee benefits”, which stipulates that an accrued eligibility for compensation on account of absences will be classified as short-term employee benefits, or as other long-term employee benefits, based on the date at which the employee’s right to the benefit was created. Consequently, the Company is presenting benefits on account of vacation leave as short-term employee benefits, measured at the height of the non-capitalized amount that the Company is anticipating to pay on account of the implementation of this right.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2009

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

D.	Standards, Amended Standards and Clarifications that have been Published but not yet Become Effective, and have not been Adopted by the Company in Early Adoption

■	For information regarding commencement dates, transitional provisions and the expected impact on the Company from the standards, amendments to standards and interpretations detailed below see note 2 to the annual financial statements of the Company as of December 31, 2008 and the year then ended:

(1)	IAS 27 (Revised) “Consolidated and Separate Financial Statements”

(2)	IFRS 3 (Revised) “Business Combinations”.

(3)	IAS 39 “Financial instruments: “Recognition and Measurement”

■	Amendment to IFRIC 9, "Reassessment of Embedded Derivatives" and IAS 39, "Financial Instruments: Recognition and Measurement"

The Amendment clarifies that, whenever a financial asset is declassified from the “fair value through profit or loss” group, the need to separate out its embedded derivatives must be reviewed. The provisions of the Amendments are applicable to annual periods ending on June 30, 2009 or thereafter and are to be applied retroactively.

Company management believes that the implementation of the Amendment will not have any effect on the Group’s financial statements.

■	Improvements to International Financial Reporting Standards, 2008

The Improvements included the amendment of IFRS 5, “Non-Current Assets Held for Sale and Discontinued Operations”. Pursuant to the Amendment, the assets and liabilities of a subsidiary are to be classified as held for sale to the extent that the parent company has undertaken to carry out a program for the sale of its controlling interest therein, even if it intends to maintain non-controlling interest.

The Amendment is applicable to reporting periods commencing January 1, 2010. Early adoption is permitted. Entities that opt for early adoption of the amendments are required to follow the provisions of IAS 27 (Revised). The Amendment is to be applied prospectively.

Company management believes that the implementation of the Amendment will not have any effect on the Group’s financial statements.

■	Improvements to International Financial Reporting Standards, 2009

In April 2009, the International Accounting Standards Board (IASB) published a standard regarding Improvements to International Financial Reporting Standards 2009.

The Improvements include the amendment of certain Standards and Interpretations, which affects the presentation, recognition and measurement of various items in the financial statements.

The Amendments are largely applicable to annual periods commencing on January 1, 2010 or thereafter. Early adoption is permitted.

The improvements include some Amendments that are likely, under certain circumstances, to have a significant effect on the financial statements. These are principally the following new or revised requirements:

(1)	Amendment to IFRS 8, “Operating Segments”, determines that disclosure is to be provided with respect to the measurement of the assets of a reportable segment only to the extent that such information is regularly reported to the chief operating decision-maker.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2009

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

D.	Standards, Amended Standards and Clarifications that have been Published but not yet Become Effective, and have not been Adopted by the Company in Early Adoption (cont.)

■	Improvements to International Financial Reporting Standards, 2009 (cont.)

The Amendment is to be retroactively applied in annual reporting periods commencing on January 1, 2010 or thereafter. Early adoption is permitted. Company management believes that the implementation of the Amendment will not have any effect on the Group’s financial statements.

(2)	Amendment to IAS 7, “Cash Flow Statements”, clarifies that only a cash expenditure for an asset recognized in the statement of financial position qualifies for classification as cash flows used in investing activities.

The Amendment is to be retroactively applied in annual reporting periods commencing on January 1, 2010 or thereafter. Early adoption is permitted.

Company management believes that the implementation of the Amendment will not have any effect on the Group’s financial statements.

(3)	Amendment to IAS 17, “Leases”, provides for the classification of land leases as a financing lease or an operating lease in accordance with the general principles of the Standard.

The Amendment is to be retroactively applied in annual reporting periods commencing on January 1, 2010 or thereafter. Early adoption is permitted.

The Amendment is to be retroactively applied to existing leases for which the required information is available at the initial date of the lease. Land leases for which the required information is unavailable are to be reviewed as for the date of the adoption of the Amendment.

The Group leases land (other than investment property that is measured at fair value) from the Israel Land Administration under a capitalized lease. Amounts paid under said leases, aggregating NIS 38,117,000, NIS 35,797,000 and NIS 36,344,000 as of June 30, 2009, June 30, 2008 and December 31, 2008, respectively, which are presented under “prepaid expenses with respect to an operating lease”, are to be carried to fixed assets.

(4)	Amendment to IAS 36, “Impairment of Assets”, stipulates that the cash-generating units or groups of cash-generating units to which goodwill is allocated within the framework of impairment testing shall not be larger than an operating segment, excluding the grouping of segments with similar financial characteristics.

The Amendment is to be applied prospectively in annual reporting periods commencing on January 1, 2010 or thereafter. Early adoption is permitted.

At this stage, Group management is unable to estimate the effect of the Amendment’s implementation on its financial statements.

(5)	Amendment to IAS 39, “Financial Instruments: Recognition and Measurement”, limits the exemption from the implementation of the Standard solely to forward contracts between a seller and a buyer for the purchase or sale of an acquiree under a business combination on a future purchase date, provided that the obtaining of the required approvals and the closing of the transaction do not exceed a reasonable period. The Amendment is to be applied prospectively to all contracts in effect in annual periods commencing on January 1, 2010 or thereafter. Early adoption is permitted.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2009

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

D.	Standards, Amended Standards and Clarifications that have been Published but not yet Become Effective, and have not been Adopted by the Company in Early Adoption (cont.)

■	Improvements to International Financial Reporting Standards, 2009 (cont.)

Additionally, the Amendment clarifies that gains or losses attributed to a cash flow hedge in a forecast transaction are to be reclassified from shareholders’ equity to profit or loss during the period in which the hedged anticipated cash flows affect the profit or loss. The Amendment is to be applied prospectively to all contracts in effect in annual periods commencing on January 1, 2010 or thereafter. Early adoption is permitted.

The Amendment further determines that the early repayment option that is embedded in a host debt or insurance contract is invariably linked to the host contract, with the exercise increment of the early repayment option serving as an indemnification to the lender for the loss of interest. The Amendment is to be applied prospectively to all contracts in effect in annual periods commencing on January 1, 2010 or thereafter. Early adoption is permitted.

At this stage, Group management is unable to estimate the effect of the Amendment’s implementation on its financial statements.

E.	Exchange Rates and Linkage Basis

(1)	Foreign currency balance, or balances linked to foreign currency are included in the financial statements according to the exchange rate announced by the Bank of Israel on the balance sheet date.

(2)	Balances linked to the CPI are presented according to index of the last month of the report period.

(3)	Following are the changes in the representative exchange rates of the Euro and the U.S. dollar vis-a-vis the NIS and in the Israeli Consumer Price Index (“CPI”):

As of:	Representative exchange rate of the dollar (NIS per $1)	Representative exchange rate of the Euro (NIS per €1)	CPI "in respect of" (in points) (*)

June 30, 2009	3.919	5.5346	202.66
June 30, 2008	3.352	5.285	195.62
December 31, 2008	3.802	5.297	198.42

Increase (decrease) during the:	%	%	%

Three months ended June 30, 2009	(6.42)	(0.7)	2.3
Three months ended June 30, 2008	(5.6)	(5.9)	2.2
Six months ended June 30, 2009	3.08	4.49	2.1
Six months ended June 30, 2008	(12.8)	(6.6)	2.3
Year ended December 31, 2008	(1.1)	(6.39)	3.8

(*) Based on the index for the month ending on each balance sheet date, on the basis of 1993 average = 100.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2009

NOTE 3	–	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

A.	General

In the application of the Group’s accounting policies, management is required, in some cases, to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

B.	Critical judgments in applying accounting policies

The following are the critical judgments, apart from those involving estimations, that have an effect on the amounts recognized in financial statements:

—	Deferred taxes- the Company recognizes deferred tax assets for all of the deductible temporary differences up to the amount as to which it is anticipated that there will be taxable income against which the temporary difference will be deductible. During each period, for purposes of calculation of the utilizable temporary difference, management uses estimates and approximations as a basis which it evaluates each period.

—	Approximation of length of life of items of fixed assets- each period, the Company’s management evaluates salvage values, depreciation methods and length of useful lives of the fixed assets.

—	Measuring provisions and contingent liabilities and contingent liabilities- see C(1) below.

—	Measuring obligation for defined benefits and employee benefits- see C(2) below.

—	Measuring share based payments- see note 6 below.

—	Measuring the fair value of an option to sell shares of an associated company – see C(3) below.

—	Measuring the fair value on account of the allocation of the cost of acquisition – see C(4) below.

C.	Key sources of estimation uncertainty.

1.	Provisions for legal proceeding

Against the Company and its subsidiaries there are 7 claims pending and open in a total amount of approximately NIS 8,371 thousands (June 30, 2008: NIS 5,524 thousands, December 31, 2008: NIS 10,680 thousands), in respect of them a provision was credited in a sum of NIS 1,188 thousands (June 30, 2008: a provision was not required, December 31, 2008: NIS 28 thousands was recorded). For purposes of evaluating the legal relevance of these claims, as well as determining the reasonableness that they will be realized to its detriment, the Company’s management relies on the opinion of legal and professional advisors. After the Company’s advisors expound their legal position and the probabilities of the Company as regards the subject of the claim, whether the Company will have to bear its consequences or whether it is will be able to rebuff it, the Company approximates the amount which it must record in the financial statements, if at all.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2009

NOTE 3	–	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY (Cont.)

C.	Key sources of estimation uncertainty (cont.)

1.	Provisions for legal proceeding (cont.)

An interpretation that differs from that of the legal advisors of the Company as to the existing legal situation, a varying understanding by the Company’s management of the contractual agreements as well as changes derived from relevant legal rulings or the addition of new facts may influence the value of the overall provision with respect to the legal proceedings that are pending against the Company and, thus affect the Company’s financial condition and operating results.

2.	Employee benefits

The present value of the Company’s obligation for the payment of benefits to pensioners and severance pay to employees that are not covered under Section 14 to the Severance Pay Law is based upon a great amount of data, which are determined on the basis of an actuarial estimation, through the utilization of a large number of assumptions, including the capitalization rate. Changes in the actuarial assumptions could affect the book value of the obligation of the Company for employees’ benefits. The Company approximates the capitalization rate once annually, on the basis of the capitalization rate of government bonds. Other key assumptions are determined on the basis of conditions present in the market, and on the basis of the cumulative past experience of the Company.

3.	Fair value of an option to sell shares of an associated company

The Company has a liability that arises from an option to sell shares of an associated company, which is classified as a fair value liability through profit or loss.

In establishing the fair value of the option, the Company bases its decision primarily on the valuation of an independent external expert with the required expertise and experience. This valuation is carried out once a quarter.

The Company strives to establish a fair value that is as objective as possible, but at the same time the process of establishing the fair value includes some subjective elements, since changes in the assumptions used in determining the fair value can have a material impact on the financial situation and operating results of the Company.

4.	Measurement at fair value on account of the allocation of the cost of acquisition

For the purpose of allocating the cost of acquisition and determining the fair value of the tangible and intangible assets and the liabilities of the consolidated subsidiaries at the date of consolidation, the Company’s management based itself primarily on valuations prepared by external and independent real-estate appraisers and assessors, possessing the required know-how, experience and expertise.

The fair value was determined according to generally-accepted valuation methods, including: Proposed market prices in active markets, discounting of cash flows and the comparison of selling prices of similar assets and company assets in the immediate proximity. When the discounted cash flows method was employed, the interest rate for discounting the net cash flows expected from the assets possesses a material impact on its fair value.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2009

NOTE 3	–	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY (Cont.)

C.	Key sources of estimation uncertainty (Cont.)

4.	Measurement at fair value on account of the allocation of the cost of acquisition (cont.)

In determining the fair value, the business/operational risk associated with the Company’s operations is taken into account, to the extent relevant. Part of the said risk is the risk associated with the nature of the sector wherein the Company operates, while part of the risk stems from the Company’s specific characteristics.

The Group strives to determine a fair value that is as objective as possible, yet the process of estimating the fair value also includes subjective elements, originating inter alia from the past experience of the Company’s management and its understanding of expected events in the market wherein the Group operates at the date when the fair value was determined.

In light of the above, and in view of the aforementioned in the preceding paragraph, the setting of the fair value of the Group calls for employing judgment. Changes in the assumptions that serve for setting the fair value can materially affect the Group’s situation and results of operation.

NOTE 4	–	SEGNIFICANT TRANSACTIONS AND EVENTS

a.	On March 19, 2009 a dividend in the amount of NIS 32.77 million was received from an associated company in respect of a preferred share that was allotted during the first quarter of 2009, which allows the Company to receive dividend in accordance with the resolution of the Board of Directors of the associated company.

b.	On February 26, 2009 a dividend was declared by an associated company in the amount of $10 million out of the unauthorized profits for 2008. The Company’s share in the dividend is NIS 20.8 million (see also note 11 below).

c.	On March 19, 2009 capital note in the amount of NIS 32.77 million was repaid by the Company for an associated company (See also note 7 below).

d.	On May 25, 2009, the Company obtained credit in the amount of NIS 50 million from public institutions, bearing interest at the rate of Bank of Israel + 2%. The loan is for a period of two years, with an exit option being available to either of the parties every three months.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2009

NOTE 5	–	FIXED ASSETS

Acquisition of items of fixed assets

During the period of six and three months ended June 30 2009, the Company became committed in agreements to purchase fixed assets at a cost of approximately NIS 217,553 thousands and NIS 99,358 thousands, respectively. During the period of six and three months ended June 30 2008, the Company became committed in agreements to purchase fixed assets at a cost of approximately NIS 128,188 thousands and NIS 70,203 thousands, respectively.

Most of the acquisitions of the fixed assets during the reported period, in sum of NIS 194,730 thousand (without suppliers’ credit in the amount of NIS 59,560 thousands), were made for Machine 8- a new machine for the packaging paper system. Total suppliers’ credit from acquired fixed assets amounted to NIS 74,247 thousands as of June 30, 2009 (and NIS 17,261 thousands as of December 31, 2008).

NOTE 6	–	SHARE BASED PAYMENT

In January 2009, the Company’s Board of Directors approved the granting of 34,000 non negotiable option warrants to directors in subsidiaries under the 2008 Option Plan for senior officers in the Group, which had been approved by the Company’s Board of Directors in January 2008. The grant was executed on January 8, 2009 under the terms of Section 102 of the Income Tax Ordinance (capital gains track).

Each option is exercisable into one ordinary share of the Company with NIS 0.01 par value against the payment of an exercise increment in the amount of NIS 223.965. The options will vest in installments as follows: 25% of the total options will be exercisable from January 14, 2009; 25% of the total options will be exercisable from January 14, 2010; 25% of the total options will be exercisable from January 14, 2011; and 25% of the total options will be exercisable from January 14, 2012. The vested options are exercisable through January 14, 2012, 2013, 2014 for the first and second, third and fourth portions, respectively.

The cost of the benefit embedded in the allotted options as above, on the basis of the fair value as of the date they are granted, was approximated to be the amount of approximately NIS 0.3 million. This amount will be charged to the statement of operations over the vesting period. The debt for the grant to officers of the affiliates will be paid in cash.

The fair value of the options granted as aforementioned was estimated by applying the Black and Scholes model. In this context, the effect of the terms of vesting will not taken into account by the Company.

The parameters which were used for implementation of the model are as follows:

Share price (NIS)	123.9
Exercise price (NIS)	223.965
Anticipated volatility (*)	31.01%
Length of life of the options (years)	3-5
Non risk interest rate	6.30%

(*) The anticipated volatility is determined on the basis of historical fluctuations of the share price of the Company. The average length of life of the option was determined in accordance with management’s forecast as to the holding period by the employees of options granted to them, in consideration of their functions in the Company and past experience of the Company with employees leaving.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2009

NOTE 7	–	OTHER INCOME (EXPENSES)

a.	On March 19, 2009 the Company recorded income of NIS 16.3 million in respect of a dividend paid to the Company only, which was distributed to the Company by an associated company against the allocation of preferred shares, as stated in note 4 above.

b.	During the period of six and three months ended June 30 2009, the Company recorded other incomes in the amount of NIS 1.3 million and NIS 4.3 million respectively, in respect of a revaluation of PUT option on an associated company.

NOTE 8	–	INCOME TAX CHARGE

The tax expenses for the six months period ended June 30, 2009 are NIS 4.4 million, mainly due to tax provision for occasions at the financial statements report period and because of non-deductible expenses such as revaluation of PUT option for investee and other non-deductible expenses.

NOTE 9	–	SEGMENT INFORMATION

a.	General

The Group has been implementing IFRS 8 “operating segments” (hereinafter –“IFRS 8”) as of January 1, 2009. In accordance with the provisions of IFRS 8, operating segments are identified on the basis of internal reports on the Group’s components, which are regularly reviewed by the chief operational decision maker of the Group for the purpose of allocating resources and evaluating the performance of the operating segments.

In contrast, the previous standard (IAS 14 “segment reporting”) required an entity to identify two segment systems (business and geographic), based on the risk-reward approach, while the internal financial reporting system for the key managerial staff of the entity served only as the starting point for the identification of said segments.

Following the adoption of the new standard the Group identified reportable segments that were different than those presented in previous reporting periods.

The paper and recycling segment –generates revenue from the sale of paper products to paper manufacturing companies as well as from the recycling of paper and cardboard.

The office supplies marketing segment – generates revenue from the sale of office supplies to customers.

The packaging and cardboard products segment – generates revenue from the sale of packaging and cardboard products to customers.

The Hogla Kimberly segment – an associated company that generates revenue from the manufacture and marketing of household paper products, hygiene products, disposable diapers and complementary kitchen products, in Israel and in Turkey.

The Mondi Hadera Paper segment – an associated company that generates revenue from the manufacture and marketing of fine paper.

For the purpose of tracking the performance of segments and allocating resources among them, the chief operational decision-maker monitors the tangible, intangible and financial assets of each segment. All assets are allocated to the different segments except for other financial assets and deferred tax assets.

Information relating to these assets is reported below. Amounts that were reported with respect to previous reporting periods are reported on the basis of the new segment reporting.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2009

NOTE 9	–	SEGMENT INFORMATION (cont.)

b.	Analysis of incomes and results according to operating segments:

The results of the segment include the profit (loss) generated from the activity of every reportable segment. These reports were edited based on the same accounting policy implemented by the Company.

	Six months ended June 30, 2009
	(Unaudited)
	NIS in thousands
	Paper and recycling		Marketing of office supplies		Packaging and carton products		Hogla Kimberly		Mondi Hadera Paper		Adjustments to consolidation		Total
	Jan-June 2009	Jan- June 2008	Jan-June 2009	Jan-June 2008	Jan-June 2009	Jan-June 2008	Jan-June 2009	Jan-June 2008	Jan-June 2009	Jan-June 2008	Jan-June 2009	Jan-June 2008	Jan-June 2009	Jan-June 2008

Sales to external
customers	105,448	150,714	68,279	58,239	236,101	263,920	882,902	797,832	332,914	376,774	(1,191,610)	(1,371,693)	434,034	275,786
Sales between
Segments	56,655	65,756	946	1,077	7,118	6,449	1,323	1,299	10,646	7,032	(76,688)	(81,613)	-	-

Total sales	162,103	216,470	69,225	59,316	243,219	270,369	884,225	799,131	343,560	383,806	(1,268,298)	(1,453,306)	434,034	275,786

Segment results	8,411	28,717	1,165	1,364	4,552	(606)	88,239	63,637	15,901	17,651	(104,363)	(80,682)	13,905	30,081

	Three months ended June 30, 2009
	(Unaudited)
	NIS in thousands
	Paper and recycling		Marketing of office supplies		Packaging and carton products		Hogla Kimberly		Mondi Hadera Paper		Adjustments to consolidation		Total
	April-June 2009	April - June 2008	April-June 2009	April - June 2008	April-June 2009	April - June 2008	April-June 2009	April - June 2008	April-June 2009	April - June 2008	April-June 2009	April - June 2008	April-June 2009	April - June 2008

Sales to external
customers	50,638	77,235	32,121	25,627	108,024	122,246	446,139	393,357	156,030	176,793	(588,799)	(661,991)	204,153	133,267
Sales between
Segments	30,951	29,723	411	517	2,728	2,923	269	444	5,498	1,872	(39,857)	(35,479)	-	-

Total sales	81,589	106,958	32,532	26,144	110,752	125,169	446,408	393,801	161,528	178,665	(628,656)	(697,470)	204,153	133,267

Segment results	(5,530)	11,851	248	769	722	(3,437)	48,300	33,568	10,496	8,015	(58,843)	(38,146)	(4,607)	12,620

HADERA PAPER LTD

NOTES TO CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2009

NOTE 9	–	SEGMENT INFORMATION (cont.)

b.	Analysis of incomes and results according to operating segments: (cont.)

	Year ended December 31, 2008
	NIS in thousands
	Paper and recycling	Marketing of office supplies	Marketing of office supplies	Hogla Kimberly	Mondi Hadera Paper	Adjustments to consolidation	Total

Sales to external customers	273,436	129,068	500,069	1,605,376	717,424	(2,551,889)	673,484
Sales between Segments	133,331	2,046	12,508	3,200	14,923	(166,008)	-

Total sales	406,767	131,114	512,577	1,608,576	732,347	(2,717,897)	673,484

Segment results	37,773	3,233	(6,226)	135,753	34,090	(169,272)	35,351

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2009

NOTE 10	–	RECLASSIFICATION

Comparative figures related to employee benefits sections as of March 31, 2008 and December 31, 2008 were reclassified in these financial statements as follows:

a.	On December 31, 2008 NIS 17,478 thousand were reclassified from employee benefit obligations in non-current liabilities to employee benefit obligations in current liabilities.

b.	On December 31, 2008 NIS 1,119 thousand were reclassified from other payables to employee benefit obligations in current liabilities.

c.	On June 30, 2008 NIS 3,072 thousand were reclassified from other payables to employee benefit obligations in non-current liabilities.

d.	On June 30, 2008 NIS 542 thousand were reclassified from employee obligations in non-current liabilities to employee benefit assets.

e.	On June 30, 2008 NIS 12,576 thousand were reclassified from employee benefit obligations in non-current liabilities to employee benefit obligations in current liabilities.

NOTE 11	–	SUBSEQUENT EVENTS

1)	On July 1, 2009 a dividend in cash, in the amount of NIS 19.6 million was received from an associated company (see also note 4b above).

2)	On July 2, 2009, the Company obtained long-term NIS credit from public institutions in the amount of NIS 100 million. The loan is for a period of 8 years, bears a nominal fixed interest of 6.3% and is repayable (principal and interest) in semi-annual installments.

3)	On July 30, 2009, an associated company declared the distribution of a dividend in the amount of approximately NIS 19 million out of the unapproved retained earnings accumulated as of June 30, 2009. The Company’s share in the dividend is approximately NIS 9.5 million.

4)	On July 25, 2005, the Knesset (the Israeli parliament) passed the Law for the Amendment of the Income Tax Ordinance (No. 147), 2005, which provides, inter alia, for a gradual reduction in the corporate tax rate down to 25% in the 2010 tax year and thereafter. On July 14, 2009, the Knesset passed the Economic Efficiency (Legislation Amendments to the Implementation of the Economic Program for the Years 2009 and 2010) Law, 2009, which provides, inter alia, for an additional gradual reduction in the corporate tax rate down to 18% in the 2016 tax year and thereafter. According to said Amendments, the corporate tax rates applicable in the 2009 tax year and thereafter are as follows: 2009 – 26%; 2010 – 25%; 2011 – 24%; 2012 – 23%; 2013 – 22%; 2014 – 21%; 2015 – 20%; and from 2016 onward – 18%.

The effect of the aforesaid change in the tax rate will be reflected in the financial statements for the third quarter of 2009 in the reduction of the balance of deferred tax liabilities and the recording of tax income in the amount of approximately NIS 7 million, and increase in the share in profit of associated companies, net, in approximately NIS 6 million.

Exhibit 4

Enclosed please find the financial reports of the following associated companies:

–	Mondi Hadera Paper Ltd.

–	Hogla-Kimberly Ltd.

Hadera-Paper LTD group
Meizer st' Industrial Zone,
P.O.B 142 Hadera 38101,Israel
Tel: 972-4-6349402
Fax: 972-4-6339740
hq@hadera-paper.co.il

www.hadera-paper.co.il

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF JUNE 30, 2009

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF JUNE 30, 2009

Brightman Almagor Zohar Haifa Office 5 Ma'aleh Hashichrur Street Haifa, 33284 P.O.B. 5648, Haifa 31055 Israel

Tel: +972 (4) 860 7373 Fax: +972 (4) 867 2528 Info-haifa@deloitte.co.il www.deloitte.com

Review report of the independent auditor to the shareholders of
Mondi Hadera Paper LTD

Introduction

We have reviewed the accompanying financial information of Mondi Hadera Paper Ltd. (hereafter- “the Company”) which includes the condensed consolidated statement of financial position as of June 30, 2009 and the condensed consolidated statements of income, comprehensive income, changes in equity and cash flows for the periods of six and three months ended on that date. The board of directors and management are responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 “Interim Financial Reporting” and they are also responsible for the preparation of this interim financial information in accordance with Chapter D of Securities Regulations (Periodic and Immediate Reports) – 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the above financial information is not prepared, in all material respects, in accordance with IAS 34.

In addition to what was stated in the previous paragraph, based on our review, nothing has come to our attention that causes us to believe that the above financial information is not prepared, in all material respects, in accordance with the disclosure provisions of Chapter D of the Securities Regulations (Periodic and Immediate Reports) – 1970.

Brightman Almagor Zohar & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

July 28, 2009
Haifa, Israel.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(NIS in thousands)

	June 30,		December 31,
	2009	2008	2008
	(Unaudited)

Assets

Current assets
Cash and cash equivalents	5,052	9,140	13,315
Financial assets carried at fair value through profit or loss	-	-	2,382
Trade receivables	180,597	186,693	168,911
Other receivables	2,569	2,604	1,379
Inventories	125,981	116,737	140,002

Total current assets	314,199	315,174	325,989

Non-current assets
Property, plant and equipment	150,386	154,443	154,441
Goodwill	3,177	3,177	3,177
Other Assets	199	72	355

Total non-current assets	153,762	157,692	157,973

Total assets	467,961	472,866	483,962

Equity and liabilities

Current liabilities
Short-term bank credit	98,578	91,690	105,388
Current maturities of long-term bank loans	15,032	15,204	15,768
Financial liabilities carried at fair value through profit or loss	2,228	1,004	-
Capital notes to shareholders	-	4,918	-
Trade payables	91,073	(*) 91,738	97,293
Hadera Paper Ltd. Group, net	60,930	74,801	69,614
Other financial liabilities	3,583	-	5,512
Current tax liabilities	300	218	107
Other payables and accrued expenses	17,874	(*) 19,167	(*) 18,387
Accrued severance pay, net	285	46	214

Total current liabilities	289,883	298,786	312,283

Non-current liabilities
Long-term bank loans	16,537	31,345	23,484
Deferred taxes	27,388	22,361	24,274
Employees benefits	2,097	1,130	(*) 1,363

Total non-current liabilities	46,022	54,836	49,121

Capital and reserves
Share capital	1	1	1
Premium	43,352	43,352	43,352
Capital reserves	(1,723)	929	(3,150)
Retained earnings	90,426	74,962	82,355

	132,056	119,244	122,558

Total equity and liabilities	467,961	472,866	483,962

(*) reclassified

D. Muhlgay	A. Solel	R. Starkov
Financial Director	General Manager	Chairman of the Supervisory Board

Approval date of the interim financial statements: July 28, 2009.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED INCOME STATEMENT
(NIS in thousands)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2009	2008	2009	2008	2008
	(Unaudited)		(Unaudited)

Revenue	343,560	(*) 383,806	161,528	(*) 178,665	732,347
Cost of sales	301,582	(*) 340,492	138,466	(*) 155,475	649,640

Gross profit	41,978	43,314	23,062	23,190	82,707

Operating costs and expenses
Selling expenses	20,683	(*) 19,585	9,766	(*) 12,174	38,293
General and administrative expenses	5,383	5,380	2,734	2,258	9,740
Other expenses	11	698	66	743	584

	26,077	25,663	12,566	15,175	48,617

Operating profit	15,901	17,651	10,496	8,015	34,090

Finance income	(99)	(4,906)	-	(844)	(5,889)
Finance costs	5,131	6,756	4,469	3,495	13,496

	5,032	(1,850)	4,469	(2,651)	7,607

Profit before tax	10,869	15,801	6,027	5,364	26,483

Income tax charge	(2,798)	(3,838)	(1,545)	(1,324)	(7,127)

Profit for the period	8,071	11,963	4,482	4,040	19,356

(*) reclassified

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED COMPREHENSIVE INCOME
(NIS in thousands)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2009	2008	2009	2008	2008
	(Unaudited)		(Unaudited)

Profit for period	8,071	11,963	4,482	4,040	19,356

Cash flow hedges, net	(935)	-	3	-	(4,079)
Transfer to profit or loss from equity
on cash flow hedge	2,362	-	1,394	-	-

Total comprehensive income for the
period (net of tax)	9,498	11,963	5,879	4,040	15,277

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY
(NIS in thousands)

	Share capital	Premium	Capital reserves	Retained earnings	Total

Six months ended June 30, 2009
(unaudited)
Balance - January 1, 2009	1	43,352	(3,150)	82,355	122,558
Total comprehensive income for the period	-	-	1,427	8,071	9,498

Balance - June 30, 2009	1	43,352	(1,723)	90,426	132,056

Six months ended June 30, 2008
(unaudited)
Balance - January 1, 2008	1	43,352	929	62,999	107,281
Total comprehensive income for the period	-	-	-	11,963	11,963

Balance - June 30, 2008	1	43,352	929	74,962	119,244

Three months ended June 30, 2009
(Unaudited)
Balance - April 1, 2009	1	43,352	(3,120)	85,944	126,177
Total comprehensive income for the period	-	-	1,397	4,482	5,879

Balance - June 30, 2009	1	43,352	(1,723)	90,426	132,056

Three months ended June 30, 2008
(Unaudited)
Balance - April 1, 2008	1	43,352	929	70,922	115,204
Total comprehensive income for the period	-	-	-	4,040	4,040

Balance - June 30, 2008	1	43,352	929	74,962	119,244

Year ended December 31, 2008
Balance - January 1, 2008	1	43,352	929	62,999	107,281
Total comprehensive income for the year	-	-	(4,079)	19,356	15,277

Balance - December 31, 2008	1	43,352	(3,150)	82,355	122,558

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 9	2 0 0 8	2 0 0 8
	Unaudited		Unaudited

Cash flows - operating activities
Profit for the period	8,071	11,963	4,482	4,040	19,356
Adjustments to reconcile net profit to net
cash used in operating activities
(Appendix A)	3,286	25,449	13,409	20,121	28,792

Net cash provided by operating activities	11,357	37,412	17,891	24,161	48,148

Cash flows - investing activities
Acquisition of property plant and equipment	(2,191)	(4,650)	(727)	(2,871)	(10,608)
Proceeds from sale of property plant and
equipment	275	174	110	174	288
Interest received	63	204	23	114	415

Net cash used in investing activities	(1,853)	(4,272)	(594)	(2,583)	(9,905)

Cash flows - financing activities
Short-term bank credit, net	(6,810)	(10,070)	(20,632)	(10,397)	3,628
Repayment of long-term bank loans	(7,872)	(6,453)	(5,073)	(4,425)	(14,024)
Repayment of capital notes to shareholders	-	-	-	-	(5,700)
Interest paid	(4,095)	(5,578)	(2,836)	(2,694)	(10,852)

Net cash used in financing activities	(18,777)	(22,101)	(28,541)	(17,516)	(26,948)

Increase (decrease) in cash and
cash equivalents	(9,273)	11,039	(11,244)	4,062	11,295
Cash and cash equivalents at the
beginning of the financial period	13,315	323	16,115	5,927	323

Net foreign exchange difference on cash and
cash equivalents	1,010	(2,222)	181	(849)	1,697

Cash and cash equivalents of the
end of the financial period	5,052	9,140	5,052	9,140	13,315

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED
APPENDICES TO STATEMENTS OF CASH FLOWS
(NIS in thousands)

		Six months ended June 30,		Three months ended June 30,		Year ended December 31,
		2 0 0 9	2 0 0 8	2 0 0 9	2 0 0 8	2 0 0 8
		Unaudited		Unaudited

A.	Adjustments to reconcile net profit to net cash
	(used in) provided by operating activities

	Finance expenses (income) recognized in
	profit and loss, net	5,032	1,850	4,469	2,651	7,607
	Taxes on income recognized in profit and loss	2,798	3,838	1,545	1,324	7,127
	Depreciation and amortization	5,960	5,828	3,045	2,919	11,649
	Capital loss on disposal of property
	plant and equipment	11	698	66	698	584

	Changes in assets and liabilities:
	Decrease (Increase) in trade receivables
	and other receivables	(11,808)	(97)	3,042	14,164	21,652
	Decrease (Increase) in inventories	14,021	26,629	(10,896)	3,982	2,551
	Increase (Decrease) in trade and other
	payables, and accrued expenses	(4,011)	(16,936)	14,468	(6,047)	(20,776)
	Increase (Decrease) in
	Hadera Paper Ltd. Group, net	(8,684)	3,692	(2,319)	461	(1,495)

		3,319	25,502	13,420	20,152	28,899

	Income tax paid	(33)	(53)	(11)	(31)	(107)

		3,286	25,449	13,409	20,121	28,792

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2009

NOTE 1	–	DESCRIPTION OF BUSINESS AND GENERAL

Description of Business

Mondi Hadera Paper Ltd. (“the Company”) was incorporated and commenced operations on January 1, 2000. The Company and its Subsidiaries are engaged in the production and marketing of paper, mainly in Israel.

The Company is presently owned by Neusiedler Holdings BV. ("NL" or the "Parent Company") (50.1%) and Hadera Paper Ltd. (49.9%).

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Basis of preparation

The condensed financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting.

The unaudited condensed interim consolidated financial statements as of June 30, 2009 and for the six and three months then ended (“interim financial statements”) of the Company and subsidiaries should be read in conjunction with the audited consolidated financial statements of the Company and subsidiaries as of December 31, 2008 and for the year then ended, including the notes thereto.

The condensed Financial Statements were prepared in accordance with section D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

B.	Significant accounting policies

The same accounting policies, presentation and methods of computation have been followed in these condensed financial statements as were applied in the preparation of the Group’s financial statements for the year ended 31 December 2008, except for the impact of the adoption of the Standards and Interpretations described below:

IAS 1 (revised 2007) Presentation of Financial Statements

The revised Standard has introduced a number of terminology changes (including revised titles for the condensed financial statements) and has resulted in a number of changes in presentation and disclosure. According to the requirements of the standard the statement of comprehensive income is presented separated from the income statement.

However, the revised Standard has had no impact on the reported results of financial position of the Group.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2009

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

C.	Recent Accounting Standards

Amendment to IFRS 7 “Financial Instruments Disclosure”

The amendments require enhanced disclosures about fair value measurements and liquidity risk, by establishing a three level hierarchy for making fair value measurements.

Entities are required to apply the amendments for annual periods beginning on or after January 1, 2009, with earlier application permitted.

At this stage, the management of the Group estimated that the implementation of the amendment is not expected to have any influence on the financial statements of the Group.

Amendment to IAS 17 “Leases”

The amendment determines that land and building leased will be classified in accordance to general classification instructions to each component, therefore land leases from the Israeli land administration could be classified as finance lease.

The amendment is effective commencing January 1, 2010, early adoption is permitted.

At this stage management is examining the effect of this amendment on the group’s financial statements.

Annual improvements issued by the IASB

The definitions of short-term and other long-term employee benefits, as Defined in IAS 19 “Employee Benefits” were amended as part of the May 2009 annual improvements issued by the IASB.

According to the amendment, the unused compensated absences should be classified as a short-term benefit in accordance with IAS 19 and will be presented as a current liability in the statement of financial position.

Effective from 1 January 2009, the company measures the expected unused vacation costs as the amount that the entity expects to pay as a result of the unused entitlement that has accumulated at the end of the reporting period.

For the affect of the amendment on the company’s results and financial position for 31 December 31 2009, 31 March 2009 and the periods then ended see note 4.

D.	Reclassification

Comparative figures relating to the year ended December 31, 2008 were reclassified in these financial statements as follows: NIS 5,090 thousand were reclassified from employees benefits to other payables

Comparative figures relating to the period ended June 30, 2008 were reclassified in these financial statements as follows: NIS 985 thousand were reclassified from other payables and accrued expenses to trade payables, NIS 300 thousand were reclassified from cost of sales to selling expenses and NIS 586 thousand were reclassified from revenue to selling expenses.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2009

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

E.	Exchange Rates and Linkage Basis

Following are the changes in the representative exchange rates of the Euro and the U.S. dollar vis-a-vis the NIS and in the Israeli Consumer Price Index (“CPI”):

As of:	Representative exchange rate of the Euro (NIS per €1)	Representative exchange rate of the dollar (NIS per $1)	CPI "in respect of" (in points)

June 30, 2009	5.540	3.944	112.80
June 30, 2008	5.285	3.352	108.89
December 31, 2008	5.2973	3.8020	110.55

Increase (decrease) during the:	%	%	%

Six months ended June 30, 2009	4.58	3.73	2.04
Three months ended June 30, 2009	(0.61)	(5.28)	2.17
Six months ended June 30, 2008	(6.60)	(12.84)	2.349
Three months ended June 30, 2008	(5.91)	(5.66)	2.24
Year ended December 31, 2008	(6.4)	(1.14)	3.9

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2009

NOTE 3	–	RELATED PARTIES AND INTERESTED PARTIES

A.	Balances with Related Parties

	Hadera Paper and its subsidiaries			Neusiedler Holding and its related parties
	June 30,		December 31,	June 30,		December 31,
	2009	2008	2008	2009	2008	2008
	(Unaudited)			(Unaudited)

Other receivables	-	-	-	-	-	370

Trade payables	60,930	74,801	69,614	3,197	988	221

Capital notes to shareholders	-	2,539	-	-	2,539	-

B.	Transactions with Related Parties

	Hadera Paper and its subsidiaries			Neusiedler Holding and its related parties
	Six months ended June 30,		Year ended December 31,	Six months ended June 30,		Year ended December 31,
	2009	2008	2008	2009	2008	2008
	(Unaudited)			(Unaudited)

Sales	10,763	7,080	14,862	-	-	-

Purchases of goods	-	-	-	3,380	2,114	2,895

Cost of sales	39,929	39,495	88,815	1,122	1,235	2,660

Sales, general and administrative expenses	1,157	1,325	2,703	-	-	-

Financing expenses, net	1,445	860	3,703	-	-	232

C.	(1)	The Company leases its premises from Hadera paper and receives services (including energy, water, maintenance and professional services) under agreements, which are renewed based on shareholders agreements.

(2)	The Group is obligated to pay commissions to Mondi Neuseiedler Gmbh.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2009

NOTE 4	–	EFFECT OF IAS 19 AMENDMENT

Comparative figures relating to the year ended December 31, 2008 were reclassified in these financial statements as follows: NIS 5,090 thousand were reclassified from employees benefits to other payables,

Exhibit 5

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF JUNE 30, 2009

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF JUNE 30, 2009

Brightman Almagor Zohar Haifa Office 5 Ma'aleh Hashichrur Street Haifa, 33284 P.O.B. 5648, Haifa 31055 Israel Tel: +972 (4) 860 7373 Fax: +972 (4) 867 2528 Info-haifa@deloitte.co.il www.deloitte.com

To the shareholders of
Hogla-Kimberly Ltd.

Re:	Review of Unaudited Condensed Interim Consolidated
Financial Statements for the Six and Three Months Ended June 30, 2009

Introduction

We have reviewed the accompanying statement of financial position of Hogla Kimberly LTD. (“the Company”) as of June 30, 2009 and the related statements of income, statement of comprehensive income, changes in equity and cash flows for the three and six months then ended. Management is responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 “Interim Financial Reporting” and in accordance with Section D of the Israeli Securities Regulations (periodic and immediate reports), 1970. Our responsibility is to express a conclusion on this financial information based on our review.

Scope of Review

We conducted our review in accordance with review standard No. 1, “Review of Interim Financial Information Performed by the Independent Auditor of the Company”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Israeli Standards on Auditing , and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with International Accounting Standard 34 “Interim Financial Reporting”.

In addition to the aforementioned in the previous section, Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects in accordance with Section D of the Israeli Securities Regulations (periodic and immediate reports), 1970.

Brightman Almagor Zohar & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu
Israel
July, 30 2009

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(NIS in thousands)

	As of June 30,		As of December 31,
	2 0 0 9	2 0 0 8	2 0 0 8
	(Unaudited)

Current Assets
Cash and cash equivalents	28,344	11,399	23,219
Trade receivables	313,099	(*) 294,743	264,918
Inventories	229,424	199,577	234,841
Current tax assets	-	2,165	137
Capital note of shareholder	-	31,990	32,770
Other current assets	6,958	(*) 4,762	6,340

	577,825	544,636	562,225

Non-Current Assets
VAT Receivable	40,825	39,725	41,423
Property plant and equipment	322,167	302,571	317,174
Goodwill	19,041	20,496	18,708
Employee benefit asset	288	905	343
Deferred tax assets	5,895	10,825	4,389
Prepaid expenses for operating lease	1,829	1,990	1,894

	390,045	376,512	383,931

	967,870	921,148	946,156

Current Liabilities
Borrowings	24,590	73,760	52,718
Trade payables	296,608	(*) 264,692	286,835
Employee benefit obligations	13,195	(*) 11,266	(*) 11,241
Current tax liabilities	10,274	-	5,413
Dividend payables	39,190	-	-
Other payables and accrued expenses	57,234	(*) 47,085	44,023

	441,091	396,803	400,230

Non-Current Liabilities
Borrowings	47,262	71,166	59,044
Employee benefit obligations	8,277	(*) 6,274	(*) 7,879
Deferred tax liabilities	38,795	39,325	38,014

	94,334	116,765	104,937

Capital and reserves
Issued capital	265,246	265,246	265,246
Reserves	(55,165)	(43,864)	(57,680)
Retained earnings	222,364	186,198	233,423

	432,445	407,580	440,989

	967,870	921,148	946,156

(*) Reclassified

T Davis	O. Lux	A. Melamud
Chairman of the Board of Directors	Chief Financial Officer	Chief Executive Officer

Approval date of the interim financial statements: July 30, 2009.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED INCOME STATEMENTS
(NIS in thousands)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 9	2 0 0 8	2 0 0 8
	(Unaudited)		(Unaudited)

Revenue	884,225	799,131	446,408	393,801	1,608,576
Cost of sales	604,162	542,361	302,323	265,544	1,097,567

Gross profit	280,063	256,770	144,085	128,257	511,009

Operating costs and expenses

Selling and marketing expenses	155,192	158,007	76,825	79,605	308,737
General and administrative expenses	36,632	35,126	18,961	15,084	66,519

Operating profit	88,239	63,637	48,299	33,568	135,753

Finance expenses	(8,434)	(9,657)	(2,562)	(4,346)	(12,355)
Finance income	7,890	10,904	3,493	4,667	13,702

Profit before tax	87,695	64,884	49,230	33,889	137,100
Income taxes charge	(24,254)	(22,482)	(14,237)	(11,769)	(47,473)

Profit for the period	63,441	42,402	34,993	22,120	89,627

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(NIS in thousands)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 9	2 0 0 8	2 0 0 8
	(unaudited)		(unaudited)

Profit for period	63,441	42,402	34,993	22,120	89,627
Exchange differences arising on
translation of foreign operations	4,190	(35,961)	5,681	4,135	(52,096)
Cash flow hedges	1,428	(2,699)	(1,279)	(1,595)	(572)
Transfer to profit or loss from equity on
cash flow hedge	(3,711)	2,987	(2,450)	1,631	4,081
Income tax relating to components of other
comprehensive income	608	(85)	970	(9)	(987)

Other comprehensive income for the
period (net of tax)	2,515	(35,758)	2,922	4,162	(49,574)

Total comprehensive income for the period	65,956	6,644	37,915	26,282	40,053

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(NIS in thousands)

	Share capital	Capital reserves	Foreign currency translation reserve	Accumulated other comprehensive income	Retained earnings	Total

Six months ended
June 30, 2009 (unaudited)

Balance - January 1, 2009	29,638	235,608	(58,853)	1,173	233,423	440,989
Total comprehensive income	-	-	4,190	(1,675)	63,441	65,956
Dividend	-	-	-		(74,500)	(74,500)

Balance - June 30, 2009	29,638	235,608	(54,663)	(502)	222,364	432,445

	Share capital	Capital reserves	Foreign currency translation reserve	Accumulated other comprehensive income	Retained earnings	Total

Six months ended
June 30, 2008 (unaudited)

Balance - January 1, 2008	29,638	235,608	(6,757)	(1,349)	143,796	400,936
Total comprehensive income	-	-	(35,961)	203	42,402	6,644

Balance - June 30, 2008	29,638	235,608	(42,718)	(1,146)	186,198	407,580

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(NIS in thousands)

	Share capital	Capital reserves	Foreign currency translation reserve	Accumulated other comprehensive income	Retained earnings	Total

Three months ended
June 30, 2009 (unaudited)

Balance - March 31, 2009	29,638	235,608	(60,344)	2,257	187,371	394,530
Total comprehensive income	-	-	5,681	(2,759)	34,993	37,915

Balance - June 30, 2009	29,638	235,608	(54,663)	(502)	222,364	432,445

	Share capital	Capital reserves	Foreign currency translation reserve	Accumulated other comprehensive income	Retained earnings	Total

Three months ended
June 30, 2008 (unaudited)

Balance - March 31, 2008	29,638	235,608	(46,853)	(1,173)	164,078	381,298
Total comprehensive income	-	-	4,135	27	22,120	26,282

Balance - June 30, 2008	29,638	235,608	(42,718)	(1,146)	186,198	407,580

HOGLA-KIMBERLY LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(NIS in thousands)

	Share capital	Capital reserves	Foreign currency translation reserve	Accumulated other comprehensive income	Retained earnings	Total

Year ended December 31, 2008

Balance - January 1, 2007	29,638	235,608	(6,757)	(1,349)	143,796	400,936
Total comprehensive income	-	-	(52,096)	2,522	89,627	40,053

Balance - December 31, 2008	29,638	235,608	(58,853)	1,173	233,423	440,989

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED CASH FLOWS STATEMENTS
(NIS in thousands)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 9	2 0 0 8	2 0 0 8
	(unaudited)		(unaudited)

Cash flows - operating activities
Profit for the period	63,441	42,402	34,993	22,120	89,627
Adjustments to reconcile operating profit
to net cash provided by operating
activities (Appendix A)	5,666	(20,573)	19,506	9,631	12,972

Net cash generated by
operating activities	69,107	21,829	54,499	31,751	102,599

Cash flows - investing activities
Acquisition of property plant and
equipment	(23,517)	(20,061)	(9,847)	(12,913)	(53,334)
Proceeds from disposal of Property plant
and equipment	24	220	2	92	4,851
Repayment of capital note by shareholders	32,770	-	-	-	-
Interest received	237	1,212	110	1,010	1,525

Net cash provided by (used in) investing
activities	9,514	(18,629)	(9,735)	(11,811)	(46,958)

Cash flows - financing activities
Dividend paid	(32,770)	-	-	-	-
Borrowings received	-	100,000	-	-	100,000
Borrowings paid	(11,781)	(5,603)	(5,932)	(5,603)	(17,053)
Short-term bank credit	(28,122)	(102,539)	(32,493)	(26,741)	(124,286)
Interest paid	(2,245)	(4,632)	(498)	(3,407)	(8,353)

Net cash Provided by (used in) financing
activities	(74,918)	(12,774)	(38,923)	(35,751)	(49,692)

Net increase (decrease) in cash and cash equivalents	3,703	(9,574)	5,841	(15,811)	5,949
Cash and cash equivalents - beginning of period	23,219	23,082	20,394	26,190	23,082
Effects of exchange rate changes on the
balance of cash held in foreign currencies	1,422	(2,109)	2,109	1,020	(5,812)

Cash and cash equivalents - end of period	28,344	11,399	28,344	11,399	23,219

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
APPENDICES TO CONDENSED INTERIM CONSOLIDATED CASH FLOWS STATEMENTS
(NIS in thousands)

		Six months ended June 30,		Three months ended June 30,		Year ended December 31,
		2 0 0 9	2 0 0 8	2 0 0 9	2 0 0 8	2 0 0 8
		(Unaudited)		(Unaudited)

A.	Adjustments to reconcile operating profit to net
	cash generated (used) by operating activities

	Finance expenses paid, net.	2,008	3,419	388	2,399	6,828
	Taxes on income recognized in profit
	and loss	24,254	22,482	14,237	11,771	47,473
	Depreciation and amortization	13,851	14,905	7,900	7,949	24,367
	Capital loss (gain) on disposal of property,
	plant and equipment	566	98	105	(182)	2,878
	Effect of discounting capital note to
	shareholder	-	(780)	-	(390)	(1,560)

	Changes in assets and liabilities:
	Decrease (Increase) in trade
	receivables	(48,040)	(35,256)	2,909	(7,969)	5,465
	Decrease (Increase) in other
	current assets	(546)	2,218	2,509	(2,324)	3,872
	Decrease (Increase) in inventories	6,185	(25,008)	(1,769)	(12,710)	(66,659)
	Increase (decrease) in trade payables	21,410	7,113	8,228	13,802	18,407
	Net change in balances with related
	parties	(6,093)	(5,443)	(5,619)	(7,570)	1,339
	Increase (decrease) in other payables
	and accrued expenses	10,248	13,993	2,194	11,049	(1,073)

	Effect of exchange rate differences on
	Dividend payables	(2,540)	-	(2,540)	-	-
	Decrease (increase) in other long
	term asset	1,373	(3,606)	910	(3,564)	(9,163)
	Change in employee benefit
	obligations, net	2,389	701	(401)	1,067	9,682

		25,065	(5,164)	29,051	13,328	41,856

	Income taxes received	642	7,065	642	7,065	7,065
	Income taxes paid	(20,041)	(22,474)	(10,187)	(10,762)	(35,949)

		5,666	(20,573)	19,506	9,631	12,972

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2009

NOTE 1	–	DESCRIPTION OF BUSINESS AND GENERAL

A.	Description Of Business

Hogla Kimberly Ltd. (“the Company”) and its Subsidiaries are engaged principally in the production and marketing of paper and hygienic products. The Company’s results of operations are affected by transactions with shareholders and affiliated companies.

The Company is owned by Kimberly Clark Corp. ("KC" or the "Parent Company") (50.1%) Hadera Paper Ltd. (49.9%).

B.	Definitions:

The Company	–	Hogla-Kimberly Ltd.

The Group	–	the Company and its Subsidiaries.

Subsidiaries	–	companies in which the Company control, (as defined by IAS 27) directly or indirectly, and whose financial statements are fully consolidated with those of the Company.

Related Parties	–	as defined by IAS 24.

Interested Parties	–	as defined in the Israeli Securities Regulations (Presentation of Financial Statements), 1993.

Controlling Shareholder	–	as defined in the Israeli Securities law and Regulations 1968.

NIS	–	New Israeli Shekel.

CPI	–	the Israeli consumer price index.

Dollar	–	the U.S. dollar.

YTL	–	the Turkish New Lira.

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Applying International Accounting Standards (IFRS)

Basis of preparation

The condensed interim financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards and in accordance with International Accounting Standard (IAS) 34 – “Interim Financial Reporting”.

The unaudited condensed interim consolidated financial statements as of June 30, 2009 and for the six and three months then ended (“interim financial statements”) of the Company and subsidiaries should be read in conjunction with the audited consolidated financial statements of the Company and subsidiaries as of December 31, 2008 and for the year then ended, including the notes thereto.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2009

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

B.	The condensed Financial Statements were prepared in accordance with section D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

C.	Significant accounting policies

The same accounting policies, presentation and methods of computation have been followed in these condensed financial statements as were applied in the preparation of the Group’s financial statements for the year ended 31 December 2008, except for the impact of the adoption of the Standards and Interpretations described below:

IAS 1 (revised 2007) Presentation of Financial Statements

The revised Standard has introduced a number of terminology changes (including revised titles for the condensed financial statements) and has resulted in a number of changes in presentation and disclosure. According to the requirements of the standard the statement of comprehensive income in presented in separate from the income statement.

However, the revised Standard has had no impact on the reported results of operations and the financial position of the Group.

D.	Recent Accounting Standards

Amendment to IFRS 7 “Financial Instruments Disclosure”

Theamendments require enhanced disclosures about fair value measurements and liquidity risk, by establishing a three level hierarchy for making fair value measurements.

Entitiesare required to apply the amendments for annual periods beginning on or after January 1, 2009, with earlier application permitted.

Atthis stage, the management of the Group estimated that the implementation of the amendment is not expected to have any influence on the financial statements of the Group.

Amendment to IAS 17 “Leases”

The amendment determines that land and building leased will be classified in accordance to general classification instructions to each component, therefore land leases from the Israeli land administration could be classified as finance lease.

The amendment is effective commencing January 1, 2010, early adoption is permitted.

At this stage management is examining the effect of this amendment on the group’s financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2009

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

D.	Recent Accounting Standards (cont.)

Annual improvements issued by the IASB

The definitions of short-term and other long-term employee benefits, as Defined in IAS 19 “Employee Benefits” were amended as part of the May 2009 annual improvements issued by the IASB.

According to the amendment, the unused compensated absences should be classified as a short-term benefit in accordance with IAS 19 and will be presented as a current liability in the statement of financial position.

Effective from 1 January 2009, the company measures the expected cost of unused, accumulated compensated absences as the amount that the entity expects to pay as a result of the unused entitlement that has accumulated at the end of the reporting period.

For the affect of the amendment on the company’s results and financial position for December 31 2008, 31 June 2009 and the periods then ended see note 7.

E.	Exchange Rates and Linkage Basis

Following are the changes in the representative exchange rates of the U.S. dollar vis-a-vis the NIS and the Turkish Lira and in the Israeli Consumer Price Index (“CPI”):

As of:	Turkish Lira exchange rate vis-a-vis the U.S. dollar (TL'000 per $1)	Representative exchange rate of the dollar (NIS per $1)	CPI "in respect of" (in points)

June 30, 2009	1,541	3.919	111.82
June 30, 2008	1,224	3.352	108.88
December 31, 2008	1,521	3.802	110.44

Increase (decrease) during the:	%	%	%

Six months ended June 30, 2009	1.28	3.08	1.25
Three months ended June 30, 2009	(8.68)	(6.42)	1.39
Six months ended June 30, 2008	4.08	(12.84)	2.33
Three months ended June 30, 2008	(8.25)	(5.66)	2.23
Year ended December 31, 2008	29.38	(1.14)	3.8

NOTE 3	–	SEGNIFICANT TRANSACTIONS AND EVENTS

1.	Hogla-Kimberly issued one preference Share to Hadera Paper Ltd, which gives Hadera Paper the right to receive special dividends according to the decision of the Board from time to time.

On March 19, 2009 Hogla-Kimberly distributed dividend in the amount of NIS 32.77 million to the holder of the preference share.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2009

NOTE 3	–	SEGNIFICANT TRANSACTIONS AND EVENTS (Cont.)

2.	On March 19, 2009 Hadera Paper Ltd repaid the capital note to the company in the amount of NIS 32.77 million.

3.	On February 26, 2009 the board of directors decided to distribute Dividend in the amount of Dollar 10 million from the unapproved enterprise retained earnings of 2008 to the holders of the ordinary shares.

4.	On February 2004, a former customer “PIKANTI” filed a lawsuit against the Company. This lawsuit is a part from multi-suppliers lawsuit, filed by the customer claiming for one billion NIS from the Company and each other supplier for alleged damages. On June 15, 2009 after court denied the lawsuit and few appeals of plaintiff, the lawsuit was finally denied and was erased.

NOTE 4	–	RELATED PARTIES AND INTERESTED PARTIES

A.	Balances with Related Parties

	June 30,		December 31,
	2009	2008	2008
	(Unaudited)

Trade receivables	29,823	29,502	30,212

Other receivables	3,741	1,961	1,552

Capital note - shareholder	-	31,990	32,770

Trade payables	72,570	57,370	79,683

B.	Transactions with Related Parties

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2009	2008	2009	2008	2008
	(Unaudited)		(Unaudited)

Sales to related parties	119,792	91,299	52,493	46,223	216,841

Cost of sales	167,724	73,208	85,162	26,897	268,476

Royalties to the shareholders	15,595	15,051	7,565	7,528	29,584

General and administrative
expenses	6,498	4,706	3,167	1,726	12,488

NOTE 5	–	INCOME TAX CHARGE

The effective tax rate for the six months period ended June 30, 2009 is 27%.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2009

NOTE 6	–	RECLASSIFICATION

Comparative figures as of June 30, 2008 were reclassified in these financial statements as follows:

1.	NIS 12,200 thousand were reclassified from other payables and accrued expenses to trade receivables.

2.	NIS 2,712 thousand were reclassified from other current assets to trade payables.

3.	NIS 5,018 thousand were reclassified from other payables and accrued expenses to trade payables.

4.	NIS 1,163 thousand were reclassified from other payables and accrued expenses to employee benefit obligations in non-current liabilities.

NOTE 7	–	EFFECT OF IAS 19 AMENDMENT

NIS 9,433 and 11,266 thousand were reclassified from employee benefit obligations in non-current liabilities to employee benefit obligations in current liabilities as of December 31, 2008 and June 30, 2008 respectively.

NOTE 8	–	SUBSEQENT EVENTS

1.	On July 1, 2009 the company paid Dividend in the amount of NIS 39.2 million (Dollar 10 million) to the holders of the ordinary shares.

2.	On July 30, 2009 the board of directors decided to distribute Dividend in the amount of Nis 19,015 thousand from the unapproved enterprise retained earnings accumulated as of June 30, 2009 to the holders of the ordinary shares.